2019/20

ANNUAL REPORT

NEW BRUNSWICK
POWER CORPORATION



Énergie NB Power

the power of possibility
débordant d'énergie

SUBMISSION LETTER

June 2020

Honourable Mike Holland
Minister of Natural Resources and Energy Development
Province of New Brunswick
PO Box 6000
Fredericton NB E3B 5H1

Minister,

I am pleased to submit the Annual Report of
New Brunswick Power Corporation for the
fiscal year ended March 31, 2020 in compliance
with Section 42 of the *Electricity Act*.



Ed Barrett
Chair, Board of Directors

On the cover

*Power system operators like Nicole Cleghorn at our Energy Control Centre in Marysville help keep the
transmission system running reliably, no matter the hour of the day. The Energy Control Centre is the
energy hub for the province and keeps every business, hospital and home in New Brunswick connected.*

TABLE OF CONTENTS

NEW BRUNSWICKERS
POWERING NEW BRUNSWICK



NB Power maintains one of the most diverse generation fleets in North America, with a combined total generating capacity of 3,790 MW plus additional installed capacity of 329 MW of wind and 259 MW of other renewable capacity provided by third parties through Purchase Power Agreements (PPAs).

NB Power is responsible for the generation, transmission, and distribution of electricity that powers the lives and livelihoods of more than 400,000 customers across New Brunswick.

Our employees, more than 2,600 strong, deliver safe, reliable energy to our customers by way of 21,358 km of distribution lines, substations, terminals and switchyards that are interconnected by 6,905 km of transmission lines.

New Brunswickers' needs for electricity varies greatly with the seasons, with energy usage reaching its highest peaks in the cold winter months. To meet the wide swing in demand and make sure New Brunswickers have the power they need when they need it, NB Power maintains standby generation with extra capacity.

As a Crown Corporation, NB Power's owner and sole shareholder is the Government of New Brunswick. NB Power reports to the government through the Minister of Natural Resources and Energy Development. The government's expectations are expressed through legislation, policies and mandate letters.



The *Electricity Act of New Brunswick* (2013) gives NB Power the authority to sell electricity within the province, and to manage and operate NB Power's resources and facilities for the supply, transmission and distribution of electricity within New Brunswick. The *Act* also establishes that, to the extent practicable, rates charged by NB Power shall be maintained as competitive as possible, and changes in rates shall be stable and predictable from year to year. Our rates are regulated by the New Brunswick Energy and Utilities Board.

NB Power has four main operating divisions:

Customer Service
Responsible for delivering safe, reliable and reasonably priced energy to customers

Generation
Maintains and operates the diverse system consisting of 13 hydro, coal, oil, natural gas and diesel-powered generating stations

Nuclear
Maintains and operates the Point Lepreau Nuclear Generating Station (PLNGS), the only nuclear facility in Atlantic Canada

Transmission & System Operator
Responsible for maintaining and operating the terminals, switchyards and interconnected transmission lines, as well as ensuring a reliable system is maintained

NB Power's Corporate Services division provides strategic direction, communications, finance, legal, human resources, supply chain, and other support services to the rest of the corporation.

New Brunswick Energy Marketing Corporation, a wholly owned subsidiary of NB Power, conducts energy trading activities in markets outside of New Brunswick, purchases electricity to serve load in and outside New Brunswick, and markets excess energy generated in New Brunswick to other jurisdictions, to keep rates competitive.

POWERING NEW BRUNSWICK

Québec

Hydro Québec

Hydro Québec

Twin Rivers

Edmundston

Iroquois

MPS

St. Leonard

Saint-André

Sisson

Grand Falls

Ortonville

Tobique

MPS

MPS

Beechwood

Florenceville

Woodstock

Maine

Millville

Mactaquac

Keswick

Marysville

Grand Lake

Eel River

Belledune

Caribou

Nepisiguit Falls

Bathurst

Allardville

Millbank

Newcastle

Lamèque

Caraquet

Ste.-Rose

Tracadie

New Brunswick

Scoudouc

Moncton

Salisbury

Memramcook

Murray Corner

Prince Edward Island

Nova Scotia

Norton

Kent Hills

New England

Oak Bay

St. George

Milltown

Pennfield

Point Lepreau

Coleson Cove

Lancaster

Bayside

Grandview

EMEC

Grand Manan



Thermal
1,716 MW



Hydro
889 MW



Nuclear
660 MW



Combustion Turbine
525 MW



Wind
329 MW



Terminal



Interconnection



345 kV Lines



230 kV Lines



138 kV Lines



Net generating capacity

Thermal

Coleson Cove	972	MW
Belledune	467	MW
Bayside (Natural Gas Combined Cycle)	277	MW
Total Thermal	**1,716**	**MW**

Hydro

Mactaquac	668	MW
Beechwood	112	MW
Grand Falls	66	MW
Tobique	20	MW
Nepisiguit Falls	11	MW
Sisson	9	MW
Milltown	3	MW
Total Hydro	**889**	**MW**

Nuclear

Point Lepreau	**660**	**MW**

Combustion Turbine

Millbank	397	MW
Ste.-Rose	99	MW
Grand Manan	29	MW
Total Combustion Turbine	**525**	**MW**

Total Generating Capacity

Thermal	1,716	MW
Hydro	889	MW
Nuclear	660	MW
Cumbustion Turbine	525	MW
Total Generating Capacity	**3,790**	**MW**

Power Purchase Agreements (PPAs)

Kent Hills (Wind)	167	MW
Caribou Mountain (Wind)	99	MW
Lamèque (Wind)	45	MW
Wisokolamson Energy (Wind)	18	MW
Grandview (Natural Gas)	95	MW
Twin Rivers (Biomass)	39	MW
Irving Pulp & Paper (Biomass)	33	MW
AV Nackawic (Biomass)	26	MW
AV Cell (Biomass)	21	MW
St George (Hydro)	15	MW
Edmunston Hydro	9	MW
Other Renewable	21	MW
Total	**588**	**MW**



Ed Barrett
Chair
Board of Directors

MESSAGE FROM THE CHAIR

As we reflect on the past year, it is remarkable that what we may remember most about 2019/20 are the events that surfaced just as NB Power's fiscal year was drawing to a close.

In March, New Brunswickers were faced with the unprecedented challenge of a global pandemic. COVID-19 was spreading quickly, exacting a heavy toll on lives and livelihoods around the world. Our provincial leaders acted quickly and instructed us to stay safe at home to prevent the devastating consequences of community spread.

Daily life in New Brunswick was suddenly upended, and NB Power's Board and management were acutely aware of NB Power's responsibility as an essential service provider. Once again, we on the Board witnessed NB Power employees rise to the latest challenge and demonstrate their commitment to keeping the lights on. While our customers experienced changes to many aspects of daily living, they continued to enjoy reliable electricity that powered essential services, homes and businesses at a time when customers needed it most.

NB Power, like individuals and businesses around the globe and locally in New Brunswick, continues to experience the pandemic's impact on financial markets, commodity prices, economic activity, employment levels and social behaviours.

As our customers began entering into recovery, NB Power decided we could contribute to New Brunswick's recovery by easing some of the financial pressure our customers were experiencing in their homes, industry, businesses and communities. We asked that in our customers' best interest, the New Brunswick Energy and Utilities Board delay rendering a decision on NB Power's 2020/21 General Rate Application.

Only time will tell the full economic impact this pandemic has on NB Power and other businesses, industries, homes and communities around the province. At NB Power, we are minimizing the impact by redoubling our efforts to operate more efficiently so we continue to provide customers reliable service at reasonable rates.



Our power system has served us well for almost a century and our unwavering drive to provide New Brunswick with safe, reliable, efficient electricity into the future requires investment.

Over the past year, we continued to progress our long-term plan to integrate advanced digital technologies into our existing poles, wires and power generation infrastructure. Investing today in a smarter, stronger, more resilient and efficient power grid will reduce future spending on power plants while making sure we provide clean, reliable energy at reasonable prices for generations to come.

New Brunswick has set ambitious goals to combat the urgent threat of climate change. At NB Power, we are taking a leadership role in helping New Brunswick transition to a low-carbon economy. We continue to actively engage with First Nations, stakeholders and communities to pursue a mix of sustainable energy solutions that reduce our carbon footprint.

In 2019, Gaëtan Thomas informed the Board of Directors and Government of New Brunswick of his intent to retire in 2020. In his 10 years as President and CEO, Gaëtan demonstrated extraordinary vision and leadership that culminated in many NB Power success stories.

Gaëtan led NB Power through some challenging and difficult situations and did so with humility and service to the Board, NB Power employees and especially New Brunswick customers. I have had the pleasure of seeing him demonstrate personal commitment to customers impacted by the most severe storm this province has ever experienced, a true testament to who he is as a leader. We thank him for his service to NB Power and wish him a long and happy retirement.

In anticipation of Gaëtan's retirement, the Board established a CEO Selection Committee in partnership with an external search firm and began the search for a new President and CEO. The Board expended significant effort reviewing applications and assessing candidates from around the province and across the country. At the end of the Selection Committee's comprehensive search, the Board is confident that Keith Cronkhite, NB Power's newly appointed President and CEO, is the leader to take NB Power into the future.



Keith Cronkhite
President and CEO

MESSAGE FROM
THE PRESIDENT AND CEO

At NB Power, we understand that you, our customers, depend on us to provide the electricity that powers your everyday lives, at work and at home. You expect us to focus on providing clean, reliable electricity at reasonable prices.

Like many of you, NB Power will look back on 2019/20 as a year of unprecedented challenge as a result of the global pandemic COVID-19.

At NB Power we have contingency plans in place to address all manner of threats to our ability to serve our customers. In mid-March 2020, we activated our contingency plans and moved to mission-critical work only, focusing on providing our customers with reliable service and responding to emergencies. We announced specific ways we were supporting our customers through the pandemic while respecting physical distancing and safety protocols. At the same time, we took all the necessary steps to help ensure the safety and well-being of our employees.

Like companies all over the world, NB Power was impacted financially by the pandemic. We reported a net loss of $16 million for the fiscal year. Despite achieving higher operating earnings in 2019/20, we experienced a significant reduction in investment income over the previous year. It was the instability of the financial markets in February and March 2020, largely as a result of the pandemic, that drove this reduction.

While our net earnings were significantly impacted by the sharp decline in the financial markets, we did not waiver in our commitment to continuous improvement. We exceeded our target by saving over $31 million during the year through employee-driven continuous improvement.

During the year, we experienced strong operating performance in all areas of our business. Most notably, our Point Lepreau Nuclear Generating Station was recognized in 2019 for its safety and reliability performance and operational excellence by the World Association of Nuclear Operators, whose mission is to maximize the safety and reliability of nuclear power plants worldwide.

We also provided 44 per cent of the total in-province electricity sales in 2019/20 from renewable resources, which exceeded the provincial goal of 40 per cent. When coupled with the approximately 36 per cent of our in-province demand from nuclear power, we achieved an 80 per cent non-emitting electricity supply for our customers.



The world of energy is changing, and so are the ways customers are engaging with their electricity providers and the energy that powers their homes and businesses. Renewable energy, electric vehicles, and energy storage solutions are becoming more economical, soon putting them within reach for customers who increasingly want more control, choice and convenience in how they use energy. We will need to transition from running a traditional power grid that delivers electricity to customers as passive recipients of a service, to operating a system that incorporates advanced digital technologies and distributed energy resources owned by customers.

Through our Energy Smart NB program, we are making steady progress on our plan to bring the benefits of smart grid and smart meters to the province. In the fourth quarter, we appeared before the New Brunswick Energy and Utilities Board seeking approval to deploy Advanced Metering Infrastructure to New Brunswickers. Smart metering is essential to a modern, efficient power grid and will bring important new benefits to customers. We heard from customers in the early stage of the pandemic that accurate meter reading is important.

As I begin my first year as President and CEO, I feel honoured to lead a team of dedicated professionals at NB Power. We know that our team is our most important resource for serving our customers. Whether it's the employees on the front lines of power restoration during a storm or those keeping the plants running during a pandemic – we are all committed to keeping the lights on. Please be assured that we are fully committed to meeting the challenges of today while preparing for the future.

In addition to ensuring a safe and reliable power supply, we also need to ensure our workers are safe. We are committed to maintaining the highest safety standards for employees, contractors and the public. We do this through our Shared Safety Commitment with the International Brotherhood of Electrical Workers (IBEW), which emphasizes engaging everyone to focus on all aspects of safety and wellness.

We know that our customers' expectations are evolving. As technological advances bring greater convenience, choice and value to other aspects of everyday life, you expect us to keep pace. So while we remain focused on the basics, we are also stepping up to deliver more: more ways for our customers to save energy and money, more ways to reduce our carbon footprint, more convenience, more value.

At NB Power, we are committed to listening to you, our customers. I personally believe that good customer service begins with listening. I am committed to hearing more of what you have to say. I look forward to working with you as we transform NB Power for the future.



GOVERNANCE

Board of Directors


Ed Barrett
Chair


Keith Cronkhite
(ex-officio)


Judith Athaide


Anne Bertrand


Alain Bossé


Chuck Firlotte


Andrew MacGillivray


Paul McCoy


Michael Sellman


Barbara Trenholm


Nancy Whipp


Mike Wilson

At NB Power, we have a strong commitment to best practices in governance on behalf of our Shareholder, customers and other stakeholders. NB Power reports to its Shareholder, the Government of New Brunswick, through the Minister of Natural Resources and Energy Development. The Government's expectations are expressed through legislation, policies and a mandate letter.

NB Power's Board of Directors is responsible for directing the affairs of the Corporation consistent with the *Electricity Act*, which mandates that "the board of directors of the Corporation shall administer the business and affairs of the Corporation on a commercial basis, taking into consideration government policy". NB Power's governance model ensures that the Board acts as a governing/oversight body rather than a managing board.

As a result, the Board is responsible for setting and monitoring the strategic direction of the Corporation and providing oversight over its operations taking into consideration emerging risks and opportunities. The President and CEO, who is an ex-officio member of the Board, is responsible for the day-to-day leadership and management of the Corporation. This model provides NB Power's senior executives with the guidance and space to operate effectively, while ensuring that the Board is able to execute its core responsibilities.

Independence

The Lieutenant-Governor in Council appoints NB Power's Board, which is comprised of the President and CEO, who is a non-voting member, and not more than 14 independent directors.

The Shareholder requires NB Power to have an independent board of directors. All of NB Power's Board members, including the Chair, are independent of management. NB Power further ensures Board independence by including in-camera discussions by the board members without the management team being present at every board and committee meeting.

NB Power Board members are expected to conduct themselves with honesty and integrity throughout the course of performing their duties for the Corporation. On an annual basis, Board members signify compliance with NB Power's Code of Ethics by filing a Declaration and a Conflict of Interest Questionnaire. The NB Power Board regularly monitors potential conflicts of interest among Board members and works diligently to manage any conflicts that may arise and ensure transparency to the Shareholder and general public.

Committees

The Board establishes committees on an as-needed basis where it believes they add value in assisting the Board in the discharge of its duties. During fiscal 2019/20, NB Power had five committees focused on areas critical to the success of the Corporation.

Audit Committee
Barbara Trenholm (Chair), Judith Athaide, Ed Barrett (ex-officio), Anne Bertrand, Alain Bossé, Paul McCoy, Nancy Whipp

The Audit Committee assists the Board of Directors in overseeing
- the quality and integrity of the Corporation's financial reporting process
- the Corporation's compliance with legal and regulatory requirements
- the qualifications, independence and performance of the external auditor
- the qualifications, independence and performance of the internal auditor
- the Corporation's systems of disclosure controls and procedures, internal controls over financial reporting and compliance with ethical standards
- the Corporation's enterprise risk management program

Capital Investment and Planning Committee
Mike Wilson (Chair), Ed Barrett (ex-officio), Alain Bossé, Chuck Firlotte, Andrew MacGillivray, Paul McCoy, Michael Sellman

The Capital Investment and Planning Committee assists the Board of Directors in establishing and maintaining appropriate board policies that guide the Corporation in respect to investment management decisions and business planning.

Nominating, Governance and Shareholder Relations Committee
Andrew MacGillivray (Chair), Ed Barrett, Alain Bossé, Barbara Trenholm, Mike Wilson

The Nominating, Governance and Shareholder Relations Committee assists the Board of Directors in establishing and maintaining an effective system of corporate governance, ensuring NB Power's communications with the Shareholder are consistent with expectations and delivered in a professional and timely manner and in maintaining a full slate of directors with the appropriate personal characteristics, experience and skill sets that provide for a mix of competencies on the Board.

Nuclear Oversight Committee
Michael Sellman (Chair), Judith Athaide, Ed Barrett (ex-officio), Chuck Firlotte,
Paul McCoy, Barbara Trenholm, Nancy Whipp, Mike Wilson

The Nuclear Oversight Committee advises and assists the Board of Directors in developing and implementing long-term policies and strategies to ensure safe and efficient operation of the Point Lepreau Nuclear Generating Station. The Committee is responsible for monitoring nuclear performance, particularly with respect to safety and operations issues, and nuclear risk.

Safety, Human Resources and Environment Committee
Chuck Firlotte (Chair), Judith Athaide, Ed Barrett, Anne Bertrand, Andrew MacGillivray,
Michael Sellman

The Safety, Human Resources and Environment Committee assists the Board of Directors in providing advice and direction on safety and environmental issues and performance as well as on human resources and compensation issues.

Skills and Expertise

NB Power's Board of Directors is made up of individuals with expertise and experience in owning and managing businesses, starting new businesses, managing and operating nuclear stations, strategic planning, marketing and communications, accounting and finance and overseeing human resource, regulatory and stakeholder relations. In addition, the majority of NB Power's Board members have acquired their ICD.D designation through the Directors Education Program, which was jointly developed by the Institute of Corporate Directors and the University of Toronto's Rotman School of Management.

NB Power's Board maintains a Skills Matrix as a tool to assist it in seeking the optimum mix of experience, competency and specific expertise as it chooses future Board candidates for recommendation to the Shareholder. The Nominating, Governance and Shareholder Relations Committee reviews the Skills Matrix on an annual basis and updates it as required.

Diversity

NB Power's Board highly values diversity and supports the appointment to the Board of diverse candidates who reflect New Brunswick's population demographic. The Board believes that candidate diversity, along with varied skills and experiences, contributes to a balanced and effective Board.

Continuous Improvement

NB Power Board members receive a comprehensive orientation, are encouraged to visit NB Power sites and attend external seminars to maintain or enhance their skills and/or to ensure their knowledge and understanding of NB Power's business remains current.

NB Power's Board conducts, on a recurring basis, an evaluation of board and director effectiveness. The Board uses insights gained through these assessments to make improvements to board process and structure and to facilitate individual director development.

Executive



Keith Cronkhite
President & CEO



Lori Clark
Senior Vice President
Operations



Darren Murphy
Chief Financial Officer &
Senior Vice President
Corporate Services



Brett Plummer
Vice President
Nuclear &
Chief Nuclear Officer



Wanda Harrison
Chief Legal Officer



Tony O'Hara
Chief Technology Officer
& Vice President System
Operations



Lynn Arsenault
Vice President
Human Resources

NB Power's Executive team and all employees have a vision of providing New Brunswickers with sustainable energy for future generations. We are all clear about our mission to be our customers' partner of choice for energy solutions now and into the future. And we do all this by living our values of safety, quality, diversity, and innovation.

We know that our decisions impact New Brunswickers and we take this responsibility very seriously. We strive to meet our customers' needs for a reliable, safe, economically and environmentally sustainable service for today and well into the future. We remain committed to providing our customers with value-added programs and services that are easy to access, understand and participate in. We also understand that our financial health supports the overall financial well-being of New Brunswick.

We are working with our Board of Directors to chart a course that provides quality service to our customers and reduces debt in order to ensure our rates remain as competitive as possible. We are preparing for our future, which includes being able to respond to changing markets, customer expectations, technologies and climate change.



REPORT ON
PERFORMANCE

Key Performance Indicators

As the saying goes, what gets measured gets managed and improved, and we use five key measures to focus our efforts: safety, customer, organizational, reliability and environmental.

2019/20 Measures		Actual	Target
Safety Excellence			
All Injury Frequency Rate	↓ is better	0.98	0
Lost Time Severity Rate	↓ is better	4.74	0
Customer Excellence			
Customer Satisfaction Index	↑ is better	702	690
Organizational Excellence			
Net Earnings ($ millions)		(16)	32
Continuous Improvement Savings ($ millions)		31	20
Capital Spending ($ millions)		357	343
OM&A ($ millions)		529	516
Reliability Excellence			
System Average Interruption Frequency Index (SAIFI)	↓ is better	2.17	2.35
System Average Interruption Duration Index (SAIDI)	↓ is better	5.58	5.75
Forced Loss Rate (PLNGS) (%)	↓ is better	4.2	4.0
Environmental Excellence			
Annual Peak Hour Demand Reduction (MW)	↑ is better	22.3	26.7

In setting our Key Performance Indicators (KPIs), we challenge ourselves to set goals that are not easy or assured, but aspirational, and aim for continuous improvement. When we examine our performance, we seek to understand what drove the result, identifying what worked well and what needs improvement and we build action plans.

Our most aspirational goal is our safety goal, expressed in terms of injuries and the amount of work time lost due to safety incidents. Our goal is always zero employee injuries. Working around electricity is inherently hazardous and we mitigate the hazards with training programs and strict policies to ensure safe practices. We also track more common hazards that can occur in any work-related setting, such as slips, trips and falls. In 2019/20 we did not achieve our company-wide goal of zero injuries; however, we did improve when compared to our five-year average.

To measure customer satisfaction, we rely on independent data from research firm J.D. Power, which is based on surveys of customers in New Brunswick and then evaluated against results from other utilities. Over the past year, we exceeded our goal, largely due to improvements in the Customer Service, Communications and Price attributes measured by J.D. Power. When we receive new J.D. Power scores, we conduct a comprehensive review of all the attributes contributing to the overall score and update our plan for continuous improvement.

Our organizational excellence KPIs are tied directly to our financial performance. We understand our obligations to maintain competitive rates and pay down our debt. Our net earnings were significantly impacted by the sharp decline in the financial markets due primarily to the pandemic. Despite this, we were successful in achieving higher operating earnings in 2019/20, which led to a reduction in net debt of $20 million. We know that although the rates New Brunswickers pay for electricity are among the lowest in the region they are felt as a significant line item in our customers' expenses. We remain committed to working hard to keep rates competitive and stable.

We also made gains in reliability, as measured by the number and frequency of interruptions in delivering power to our customers. The results we achieved in 2019/20 are due in part to improved analytics in asset management and reliability-focused maintenance activities, such as trimming trees and vegetation that could cause power interruptions. We are also seeing the benefits of our multi-year program to rebuild transmission lines and investments in hardening our distribution and transmission systems. Although our forced loss rate for Point Lepreau Nuclear Generating Station was slightly above target, we exceeded our annual electricity generation output resulting in more emission-free electricity delivered to New Brunswickers.

We have made excellent progress in increasing our use of renewables and reducing our carbon footprint, slightly exceeding the ambitious goals set by the Government of New Brunswick. We're slightly off our KPI goal for environmental excellence, which we measure solely in terms of demand reduction. The overall demand reduction target incorporates savings from internal continuous improvements toward peak reduction, savings attributable to products and services, and savings achieved through customer participation in our demand-side management program. Savings from continuous improvements in facilities and station service exceeded our annual target.

Highlights of the Year

NB Power has a vision of providing sustainable energy for future generations of New Brunswickers. Many important factors contribute to bringing that vision to life, while still providing reliable, safe and competitive energy for all New Brunswickers. Below are some of the highlights from this past year.

Achieved Excellence Performance and Strengthened Environmental Protections at Point Lepreau Nuclear Generating Station

87.05

Net capacity factor

During 2019/20, Point Lepreau Nuclear Generating Station (PLNGS) produced 5,046,876 net MWh of non-emitting electricity. PLNGS production represented approximately 48 per cent of the total net generation from all NB Power generating stations for the year, with a net capacity factor of 87.05 per cent. Capacity factor is the MWh output of a generating station compared to the maximum that could be produced.

In April 2019, PLNGS marked 310 days of continuous high-power operation between planned maintenance outages. This is the longest continuous operational run in 25 years.

The Station was also recognized in 2019 for its safety and reliability performance and operational excellence by the World Association of Nuclear Operators, whose mission is to maximize the safety and reliability of nuclear power plants worldwide. This significant achievement is the result of many years of focused effort on the part of the nuclear professionals at the Station and the operating divisions throughout NB Power that support them.

Our team at PLNGS is also committed to excellence in environmental stewardship and strengthening the Station's environmental protection programs. In the past year, the Station completed its recertification to the ISO 14001 Environmental Management System, an internationally agreed standard that serves as a framework for improving environmental performance.

In addition, we expanded our extensive environmental monitoring at the Station to include plants of cultural significance to First Nations. We will continue to work alongside First Nations communities to protect the surrounding natural ecosystem.

Increased Use of Renewables, Reducing Our Carbon Footprint

In 2019, NB Power surpassed the aggressive renewable portfolio standard set by the Province of New Brunswick. The Provincial Government mandated that by 2020, NB Power must achieve at least 40 per cent of its energy requirements from renewable sources. We are proud to have attained 44 per cent of renewable sourced energy and 80 per cent carbon-free production. We remain committed to doing more while continuing to provide New Brunswickers with reliable and competitively priced energy options.

To achieve these results, over the past several years, we decommissioned fossil-fuel-fired generators and invested in renewable and carbon-free generation sources. We set to work building a more modern and efficient power grid and helped customers use energy more efficiently. The Locally Owned Renewable Energy Small Scale (LORESS) program was established in 2015 and allows First Nations communities and local entities to generate up to 40 MW of renewable energy each to go onto our NB Power system.

In the 2019/20 fiscal year, New Brunswickers generated 17.3 MW through our Embedded Generation and 1.5 MW through our Net Metering programs. Like LORESS, these programs put the power in the hands of New Brunswickers. The programs enable customers to generate their own renewable energy, which can either offset their own consumption or feed back to the grid to help power their communities with clean, sustainable energy.

Early in the fourth quarter, NB Power and Hydro-Québec announced the signing of three agreements. Under the first agreement, NB Power will import a total of 47 TWh of electricity from Hydro-Québec between now and 2040. These exports will be transmitted over existing interconnections. The second agreement provides for Hydro-Québec to share its expertise in support of refurbishing the Mactaquac Generating Station (pending regulatory approvals), in an effort to achieve the useful life of the Station at least until 2068. The third agreement calls for discussions to begin regarding the construction of additional interconnections between New Brunswick and Québec to increase electricity exports to Atlantic Canada and the United States. These three initiatives would help NB Power maintain competitive rates while sourcing power from clean, renewable hydro.

44 MW

Renewable sourced energy

80%

Carbon-free production

Maintained Generation Assets

We are responsible at NB Power for anticipating New Brunswickers' electricity needs. We continually maintain our generation system to optimize the greatest value from these investments, which helps to keep rates competitive for New Brunswickers. NB Power's diversified system enables the utility to conduct equipment upgrades and planned outages with no impact to customers. In addition, NB Power's preventative maintenance programs follow industry best practices and assure that we maintain assets effectively, while achieving all environmental targets.

Since the announcement of the Life Achievement Project at the Mactaquac Generating Station, work has continued with the assessment of the plant's condition and engineering solutions. Our plan is to finalize the scope of the project in late 2021 and seek regulatory approval in the 2022/23 timeframe. Assuming project approvals are obtained in 2023, first construction activity would begin in the 2024/25 timeframe and continue until 2035.

Continued Planning for Reliable Generation System

NB Power delivers New Brunswickers a mix of energy from many sources, balancing cost, reliability and environmental impact. We have an Integrated Resource Plan (IRP), which provides a 20-year outlook, and allows us to make the best short- and long-term energy decisions. The Integrated Resource Plan outlines long-term strategies to ensure our system stays reliable, financially stable, environmentally sound and efficient. It also identifies ways we can continue to meet energy demand, while being mindful of renewable resources and environmental protection. The Plan requires in-depth analysis in three key areas
- energy efficiency and demand considerations (which reduce and shift consumption) as well as supply considerations
- reliability and security of supply
- policy and regulatory considerations

In preparation for the IRP 2020 report, we reached out to you, our customers, in multiple ways to learn what matters most to you when considering New Brunswick's energy future. In November 2019, we hosted in-person and online engagement sessions to invite input from New Brunswickers across the province.

Partnered with NRCAN on Energy Conservation Research

NB Power and Natural Resources Canada in May 2019 announced a combined $2 million contribution towards a research and demonstration project to test Conservation Voltage Reduction as a potential solution to help you conserve more energy. Conservation Voltage Reduction is a proven technology for reducing energy and peak demand in the distribution system without any need for consumers to change their behaviour.

The project will allow NB Power to quantify the expected energy savings from Conservation Voltage Reduction, while also looking at ways to integrate more renewable energy sources into the power grid. The resulting collaboration is expected to demonstrate a scalable solution that can help lower greenhouse gas emissions.

Encouraged Energy Efficiency and Rewarded Leaders

In addition to generating more energy from renewable sources, we continued to support you, our customers, in your efforts to use energy more efficiently at home and at work through a suite of energy efficiency program offerings. Through 2019/20, our combined efforts resulted in a reduction of 208.6 gigawatt hours of annual in-province energy consumption. Since we took on the mandate at NB Power for energy efficiency, New Brunswickers have made improvements that will save over $150 million in energy costs for New Brunswickers, while investing more than $82 million in the local economy. Since 2015, the greenhouse gas reductions achieved from efficiency upgrades across the province are equivalent to taking 31,975 cars off the road for a full year.

As part of our Energizing Efficiency Conference, held in Moncton in May 2019, we recognized energy efficiency leaders in New Brunswick with awards in six categories. Awards were given to New Brunswickers who had undertaken efficiency projects throughout the past year or demonstrated a long-standing commitment to furthering energy efficiency in New Brunswick. The 2019 award recipients were
- Legacy Award: Conservation Council of New Brunswick
- Innovation Award: Ski Crabbe Mountain
- Partnership Award: MCW Maricor
- Community Award: Tobique First Nation
- Rising Star Award: Naveco Power Inc.
- Education Award: EOS Eco Energy Inc.

$150 million

Saved in energy costs

Strengthened Reliability

$62 million

Transmission
rebuild program

NB Power completed the installation and commissioning of two submarine cables between Deer Island and Campobello Island and between Campobello Island and Grand Manan Island in the fall of 2019. The cables provide for electricity to flow reliably to the Fundy Isles.

In addition, we invested over $62 million in our transmission rebuild program, completing several life extension and storm hardening projects. We built a new line in the Neguac area and completed the international power line that runs from the Woodstock area to the Canadian/ US border at Houlton, Maine. NB Power also added a new line to the Wocawson Windfarm.

Vegetation management is an essential part of reliability efforts: pruning trees, removing brush and clearing power lines to keep them free to deliver safe, reliable electricity. In the past year, We invested $5.8 million in inspecting and clearing over 1,200 km of distribution lines. We invested a further $4.4 million inspecting over 2,300 km of transmission right-of-ways and subsequently treating approximately 1,400 kms of those right-of-ways.

Installed 3,200 Bird Diverters in Sackville

Protecting and preserving the environment in our province is an important part of ensuring a sustainable energy future for New Brunswick. Our commitment to the environment includes monitoring around facilities, tagging Monarch butterflies, testing and system upgrades.

As part of that commitment, in the fall of 2019, NB Power began installing 3,200 bird diverters on 25 km of transmission lines from Memramcook to Sackville. When nearby migratory birds like osprey fly near power lines, these diverters help them see and avoid the lines. Installing these at the highest point diverts the birds higher, so they fly over these much taller lines. Out of concern for delicate ecological areas like the Tantramar marshes, we completed most of the work by air instead of land. This minimized the impact to these wetland areas while allowing the team to work quickly to install the diverters.

Protected Fish Habitats

NB Power continues to work with the federal Department of Fisheries and Oceans (DFO), the Canadian Rivers Institute and the Wolastoqey Nation in New Brunswick to improve fish habitats and fish passage at our hydro facilities on the Saint John River. Under the NB Power and DFO Protocol Agreement, several projects are at various stages of completion at Mactaquac, Beechwood and Tobique generating stations and the Trousers, Serpentine and Long storage lakes.

The various projects being undertaken on the Saint John River are long-term improvement projects with the science component being completed by the Canadian Rivers Institute under its Mactaquac Aquatic Ecosystem Study (MAES). The MAES has been underway since 2014 and is funded jointly by NB Power and the Natural Science and Engineering Research Council of Canada.

Prepared for Extreme Weather Events

NB Power is responsible for making sure customers have the power they need when they need it in good weather and bad. We take this responsibility very seriously. With more than 20,000 km of distribution lines and close to 7,000 km of transmission lines, our electricity infrastructure covers a vast expanse of terrain. Increasingly, that terrain and our infrastructure is subject to severe weather brought about by climate change. Hurricanes, ice storms and two of the worst floods in the past 50 years are some of the extreme weather events that New Brunswick has faced in the past five years. Scientists at New Brunswick's Department of Environment and Local Government warn of more changes in the future.

As storms become more intense and cause major disruptions in many parts of the province, NB Power's storm preparedness campaign, conducted in collaboration with partners, has taken on greater significance and urgency. This past year, we collaborated with Emergency Measures Organization, Saint John Energy, the Canadian Red Cross and other partners, to emphasis the importance of storm preparedness for New Brunswickers. This approach is considered a best practice and aligns with provincial and federal agencies who adopted the integrated emergency response model.

Earned Recognition for Excellence in Advertising

We know how important it is to keep you, our customers, informed and ensure you are aware of programs and services available to you. One way we do this is through communication and marketing, using peer benchmarks and best practices to design effective campaigns.

In 2019, our advertising campaign to raise awareness of electric vehicle charging in New Brunswick earned First Place in the eSource 2019 Utility Ad Awards Contest of Best Distributed Energy Resources Campaign. The award competition evaluates North American utility ad campaigns based on creative excellence and results achieved, such as increased program participation. This industry recognition is meaningful because it helps us understand how efforts to communicate with you, our customers, compare with those of industry peers.

Supporting Customers through COVID-19

New Brunswickers are resilient. We're accustomed to harsh temperatures and extreme weather. We know what it means to be strong in the face of hardship. We pull together and look after one another and we do what it takes – together. For all of us at NB Power, that means making sure our fellow New Brunswickers have the power they need, when they need it.

When COVID-19 arrived in New Brunswick at the end of our fourth quarter, with the support of the Government of New Brunswick, NB Power announced several measures to support our customers who were experiencing financial hardship as a result of the pandemic
- deferring electricity bill payments for residential and small business customers for up to 90 days
- extending existing payment arrangements
- waiving interest for past-due balances and late payment charges issued after March 19, 2020
- suspending service disconnection for non-payment

In addition, we asked the Energy and Utilities Board to delay rendering a decision on NB Power's 2020/21 General Rate Application and our request for implementation of smart meters so customers could stay focused on their health and well-being and we at NB Power could stay focused on providing essential services.

The pandemic has challenged us all in ways we have never experienced before. As New Brunswick looks toward recovery in 2020, we'll continue to be there for the people and businesses at the heart of our communities. We're New Brunswickers through and through, and we remain committed to keeping our customers safe and connected, so our customers can focus on what matters most in these unprecedented times.

As we move forward with recovery in New Brunswick, we are starting to feel a renewed sense of pride in our province. Our dedicated employees who live and work across the province recognize the important role we play. We are there for our customers 24/7 to provide safe and reliable service to homes, businesses and communities. Our commitment to our customers is unwavering, especially during these uncertain times.

Planning for the Future

NB Power is responsible for anticipating New Brunswickers' electricity needs well into the future and making the investments required to meet those needs. The investments we are making today are part of a long-term plan to ensure New Brunswickers have clean, reliable energy at competitive prices for generations to come.

Preparing to Upgrade the Metering System

In the fourth quarter, NB Power appeared before the New Brunswick Energy and Utilities Board seeking approval of plans to bring the benefits of Advanced Metering Infrastructure (AMI) to New Brunswickers. AMI is a modern, proven technology that enables two-way communication between the customer's meter (a "smart meter") and the utility over a secure wireless network. This two-way communication is essential to providing New Brunswickers with clean, reliable energy at competitive rates for years to come.

Specifically, once the smart meters and surrounding communications network are installed and activated in an area, customers will have access to their energy usage information through an online portal. They will also be able to set bill alerts and start or stop service (disconnect/reconnect) with just a phone call. In addition to more convenient service, AMI will enable us to operate more efficiently at NB Power and improve reliability over time. As part of a smarter, more efficient power grid, AMI will enable us to respond more efficiently to outages and will prevent some outages before they even occur.

Utilities have been deploying AMI for more than a decade. According to Natural Resources Canada, AMI now accounts for more than 80 per cent of electricity metering in Canada. AMI has become the new industry standard because of the compelling benefits it offers.

The project would cost $109.6 million over a 17-year period. The payoff during this same period would be $137.5 million — a net benefit of $28.2 million.

Due to the extraordinary circumstances related to COVID-19, we asked the EUB to postpone a decision on AMI. The EUB granted this request.

Launching New Brunswick's First Energy Smart NB Community Project

To build tomorrow's grid, we need research from here at home, research that respects what is unique about New Brunswickers and the province we share. In 2019/20, the Town of Shediac became the home of New Brunswick's first Smart Energy Community project. It's the initial part of a new federally funded research program called Smart Grid Atlantic. This program will help us prepare for a future with many new smart energy technologies on the grid, so that the grid can be greener and more efficient and you, our customers, get more of the benefits and value you want.

The $28 million Shediac project is funded by nearly $18 million from the Government of Canada. It will serve as a testing ground for new smart energy technologies and, in managing these, allow Siemens Canada to build a new software platform to run the power grids of the future. The project has three components: a residential study testing new technologies, a commercial component aimed at getting two buildings to net zero and a new utility-scale solar farm and battery system.

Advancing the Next Generation of Nuclear Technology

There is growing interest in Small Modular Reactors (SMRs), the next generation of nuclear technology, because of their potential to generate low-carbon electricity safely, reliably and at a low cost. SMRs offer great flexibility for several uses within New Brunswick's power grid.

At NB Power, we are working with two private-sector partners, Advanced Reactor Concepts (ARC) and Moltex Energy, to advance the technology. The Province of New Brunswick committed $10 million in 2018 toward the establishment of an advanced Small Modular Reactor Research Cluster in New Brunswick. ARC and Moltex also each invested $5 million to progress research and development of their advanced technologies.

The New Brunswick government has supported the development of two grid-sized reactor designs, the ARC-100 and the Moltex SSR-W. If the development and the economics of these designs continue to be promising, we would like to demonstrate both technologies at our Point Lepreau site.

With environmentally friendly SMRs as part of a low-carbon mix, New Brunswick can manage its capital costs as it scales up to electrify additional infrastructure such as its transportation network.

Improving Reliability and Efficiency with a New Transmission Line in Fredericton

NB Power began the approval process to build a new transmission line in the Fredericton area, which will improve grid reliability for approximately 25,000 customers. The new proposed 15 km transmission line will run from the Rainsford Substation in Fredericton to the Mactaquac Terminal. The project also includes an expansion of the Mactaquac Terminal to accommodate the new transmission line as well as some reconfiguration work at some of our substations in the area.

This project will allow for more renewable and green energy from the Mactaquac Generating Station as the new transmission line will help reduce line losses. The estimated annual savings from this project will be around 11,350 MWh, enough energy to drive 5,000 electric vehicles across Canada.

Before this project proceeds, NB Power will register it for an Environmental Impact Assessment. Pending approval, we expect construction to start in fall 2020 and continue into 2021. We have consulted with various stakeholders and will continue to do so throughout the project.

Engaging with our First Nations Communities

At NB Power, we believe in building long-term, mutually beneficial working relationships with our surrounding First Nations communities based on a foundation of respect, inclusion and responsiveness.

Proactive engagement and consultation with First Nations communities is important to ensure potential adverse impacts to Indigenous rights are understood so that they may be appropriately avoided or mitigated. One effort during 2019/20 has been around securing additional engagement and consultation agreements with Kopit Lodge representing Elsipogtog First Nation as well as the Peskotomuhkati Nation. Discussions have expanded beyond the topics of projects to include information about our operations, strategies and programs.

In addition, we rolled out computer-based training and conducted several other activities to increase awareness and understanding of First Nations cultures among all of our employees.

11,350 MWh

Annual savings



MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial and operating performance factors
Identifies and explains the effect of factors contributing to variability in earnings.

Financial performance
Provides a summary of the year's key financial results.

Financial results
Explains the financial results for 2019/20 including a year-over-year variance analysis.

Regulatory balances
Explains the impact of the regulatory deferrals.

Capital resources
Identifies and explains changes to capital resources.

Capital management
Identifies and explains debt reduction objective and strategy.

Critical accounting policy changes
Describes changes in accounting policies and their impact on the consolidated financial statements.

Significant accounting estimates
Explains the estimates made and how they impact earnings.

Risk management
Describes how NB Power manages risk in order to create, preserve and realize value.

FINANCIAL AND OPERATING PERFORMANCE FACTORS

Variability In Earnings

NB Power operates in a complex and dynamic business environment with a variety of risks and uncertainties that could impact the achievement of its business objectives. This business environment leads to large components of the utility's earnings being outside management's direct control resulting in the potential for significant swings in year-to-year results. Although management cannot control these risks and uncertainties, every effort is made to influence and/or manage them through NB Power's Risk Management Framework (see page 41 for more details). Additional details regarding the primary risks and uncertainties and the potential impact on earnings is found below.

The COVID-19 pandemic and related state of emergency declared by the Province of New Brunswick and neighboring regions has introduced another level of risk. The pandemic impact has been incorporated in the financial results for 2019/20 as appropriate. The state of emergency due to the pandemic resulted in a significant impact to earnings through a sudden decline in economic conditions and a move to mission critical operations.

Hydro based generation

NB Power's hydro generating system is referred to as a run-of-the river system where little or no water storage is available. This results in significant annual variability in hydro generation output as it is dependent on the amount and timing of rainfall. Hydro is NB Power's lowest-cost fuel for generating electricity. Annual hydro generation has ranged from 77 to 132 per cent of the planned output over the past 10 years. This variability affects the cost of generation. When hydro flows are below planned levels, other more expensive fuels must be used, increasing the cost of generation or purchased power costs. When hydro flows are higher than planned levels, hydro generation reduces the use of more expensive fuels and reduces the cost of generation.

Hydro generation accounted for approximately 14 per cent of total supply requirements in 2019/20. Hydro generation is a zero-cost fuel therefore there is no hydro component included in fuel and purchased power costs. In 2019/20, hydro net generation was 96 per cent of long-term average, with replacement energy costing $2 million compared to 2018/19 where hydro net generation was 77 per cent of long-term average, costing $21 million.

A five per cent change in the hydro flows from the long-term average will result in net earnings variability of approximately $9 to $11 million dollars.



96%

Hydro Net Generation (per cent of long-term average)



87.1%

PLNGS Net capacity
factor (percentage)

Nuclear based generation

NB Power has one nuclear generating station. Nuclear is NB Power's second lowest-cost fuel for generating electricity. Effective operation of the Point Lepreau Nuclear Generating Station (PLNGS) is essential for NB Power's positive financial performance. When nuclear generation is below planned levels, other more expensive fuels are used, increasing the cost of generation or purchased power costs. Reliability risks are being addressed through PLNGS's excellence plan which focuses on leadership, process, equipment, safety, and operational excellence.

PLNGS supplied approximately 27 per cent of total supply requirements in 2019/20, which represents approximately four per cent ($32 million) of total fuel and purchased power costs. PLNGS capacity factor was 87.1 per cent in 2019/20 compared to 84.1 per cent in 2018/19. This increase in capacity factor of three per cent from the previous year was due to a reduction in the number of days in major planned maintenance outages.

A two per cent change in PLNGS capacity factor will result in net earnings variability of approximately $8 to $10 million dollars.

Electricity purchases

NB Power purchases electricity when lower cost energy is available. Purchases primarily displace internal fossil fuel generation, depending on world fossil fuel prices. The market price of electricity changes hourly and is set primarily by the New England electricity market. NB Power enters into forward purchase contracts for electricity purchases to mitigate some of the volatility of market price fluctuation. Electricity purchases represented approximately 40 per cent of NB Power's total supply requirements in 2019/20, and approximately 70 per cent ($536 million) of total fuel and purchased power costs.

The average of the New England on-peak prices was $29.23 USD/MWh compared to $44.09 USD/MWh in 2018/19. These lower average market prices in 2019/20 resulted in decreased supply costs of $10 million.

A $5 change in electricity prices will result in net earnings variability of approximately $6 to $16 million.

Natural gas based electricity

NB Power has an in-province power purchase agreement that has a portion of the price based on the market price for natural gas. In the Atlantic region, there is uncertainty around the future supply of natural gas due to the declining supply from offshore natural gas facilities located off the Atlantic coast. Due to this uncertainty, NB Power has limited ability to mitigate the financial risk of price volatility, leaving NB Power exposed to natural gas price risk. At the end of 2018/19, NB Power acquired a natural gas generating station from which it previously purchased energy. NB Power enters into forward purchase contracts for 80 to 100 per cent of the forecasted natural gas requirements for this station. Electricity purchased or generated with natural gas represented approximately five per cent of total supply in 2019/20 and approximately 11 per cent ($84 million) of the total fuel and purchased power costs.

New England natural gas prices ranged from $1.30 to $13.75 USD/MMBtu in 2019/20 compared to $2.13 to $16.50 in 2018/19. Natural gas prices were lower on average in 2019/20 and resulted in decreased supply costs of $2 million compared to 2018/19.

A $1 change in natural gas prices will result in net earnings variability of approximately $11 to $19 million.

Coal/petcoke based generation

Coal and petcoke are normally purchased through tendered contracts from a number of counterparties. Coal is purchased at indexed or firm fixed prices whereas a floating price component is typically built into petcoke contracts in which the purchase price is reflective of an index price at the time the petcoke is delivered.

Coal and petcoke based generation represented approximately 13 per cent of total supply in 2019/20 and approximately 13 per cent ($96 million) of the fuel and purchased power costs.

Coal market prices ranged from $46.90 to $64.50 USD/ton in 2019/20 compared to $61.70 to $102.50 USD/ton in 2018/19. While average market prices decreased, NB Power's year-over-year coal supply costs were comparable; however, lower average petcoke prices resulted in decreased supply costs of $4 million compared to 2018/19.

A $5 change in coal and petcoke prices will result in net earnings variability of approximately $3 to $9 million.

Heavy fuel oil based generation

Heavy fuel oil is subject to market price fluctuations. To minimize short-to-medium-term heavy fuel oil price exposure, NB Power typically enters into forward purchase contracts for its forecasted in-province and firm export heavy fuel oil requirements.

Heavy fuel oil generation represented approximately six per cent ($17 million) of fuel and purchased power costs in 2019/20. Heavy fuel oil prices ranged between $19 to $69 USD/barrel in 2019/20 compared to $48 to $74 USD/barrel in 2018/19. Despite lower market prices, the average price of heavy fuel oil burned from inventory was higher than 2018/19, resulting in an increase in supply costs of $13 million.

A $5 change in heavy fuel oil prices will result in net earnings variability of approximately $2 to $3 million.

Exchange rates

NB Power is exposed to foreign exchange risk when purchases of fuel and purchased power in US dollars are not offset by revenue received in US dollars. NB Power typically enters into forward purchase contracts for US dollar requirements net of expected US dollar revenue.

The value of the Canadian dollar, against the US dollar, varied between $1.30 and $1.45. This is compared to $1.26 to $1.36 in 2018/19. This change in foreign exchange rates resulted in an additional cost of fuel and purchased power of $6 million compared to 2018/19.

A change of $0.05 in the foreign exchange rate will result in net earnings variability of approximately $12 to $20 million.

Nuclear investment funds

NB Power has established the decommissioning segregated fund, used nuclear fuel segregated fund and nuclear fuel waste trust fund in order to meet the *Nuclear Fuel Waste Act* requirements. The investments in these funds are exposed to financial market risk and impact NB Power's results as outlined on page 35 under Finance costs and investment income.

Lower investment returns resulted in a decrease in net earnings of $58 million compared to 2018/19. The nuclear investments experienced a loss of $4 million compared to a gain of $54 million in 2018/19. This significant decrease in returns was driven by the economic downturn in February and March 2020, largely as a result of the COVID-19 pandemic.

A one per cent change in investment yields will result in net earnings variability of approximately $24 million.

Significant weather events

Significant weather events can have a material impact on financial results. Costs associated with these events are one-time expenditures and are an uncontrollable expense.

There was $8 million in OM&A spent on significant weather events in 2019/20 compared to $14 million in 2018/19.

In the past six years, NB Power has experienced four major weather events causing significant variability in earnings with each. These events ranged in cost from $8 to $30 million.



$4

Loss on investment fund returns
(in millions of dollars)

FINANCIAL PERFORMANCE

Financial performance (in millions)	2019/20	2018/19
Net (Loss) earnings	$(16)	$20
Operating earnings	253	226
Cash provided by operating activities	371	179
Cash used in investing activities	(367)	(375)
Total net debt at end of year	4,920	4,940
(Decrease) increase in net debt	(20)	173

Financial Performance Highlights

NB Power reported a net loss of $16 million for the year ended March 31, 2020. This is a reduction of $36 million from the 2018/19 net earnings of $20 million. Despite achieving higher operating earnings in 2019/20, NB Power experienced a significant reduction in investment income over 2018/19. Investment income is mainly driven by the nuclear fund investments which are subject to a significant degree of variability. The instability of the financial markets in February and March 2020, largely as a result of the COVID-19 global pandemic, was the primary driver of this reduction. This instability resulted in significant losses in market value in the last six weeks of the year.

NB Power generated operating earnings of $253 million for the year compared to $226 million for the prior year. The increase in operating earnings of $27 million was largely the result of higher gross margin, which was $123 million or 13 per cent higher than 2018/19. This was partially offset by increases in expenses of $85 million, including operations, maintenance and administration (OM&A), depreciation and amortization.

Cash provided by operating activities was $371 million for the year. This represents a $192 million or 107 per cent increase over the previous year. Increased cash receipts from out-of-province customers due to higher export sales volumes were the primary driver.

Cash used in investing activities was $367 million compared to $375 million in 2018/19. In 2019/20, cash used in investing activities was $8 million or two per cent lower than 2018/19. This decrease is largely the result of the acquisition of the Bayside Generating Station from Emera Energy Inc. in 2018/19, partially offset by higher regular and outage-related expenditures on property, plant and equipment.

Net debt as at March 31, 2020 was $4,920 million, which was $20 million lower than at the end of 2018/19. The decrease in net debt was primarily attributable to increased cash flow from operating activities mainly as a result of increased revenues and faster payments by customers.



$16

Net loss
(in millions of dollars)



$20

Decrease in net debt
(in millions of dollars)

FINANCIAL RESULTS

Revenue

$1,924

Total revenue
(in millions of dollars)



Revenue analysis



In-province
sales of electricity

Out-of-province
sales of electricity

Miscellaneous

Revenue overview (in millions)	2019/20		2018/19	
	$	%	$	%
Sales of electricity				
In-province	1,420	74	1,416	79
Out-of-province	428	22	293	16
Miscellaneous	76	4	87	5
Total revenue	1,924	100	1,796	100
Per cent increase year over year		7		3

In-province sales of electricity

In–province sales of electricity represent the sale of electricity to all customer classes within New Brunswick.

Residential customers account for approximately 55 per cent of the total in-province electricity sales (including indirect wholesale customers). The residential class is made up of mostly year-round domestic customers, but also includes some non-domestic customers such as farms and churches. Due to a high penetration of electric space heating, changes in weather patterns can create volatility in residential loads. Weather and growth changes are partially offset by energy efficiency and demand side management programs.

General service energy accounts for about 23 per cent of total in-province electricity sales and includes commercial, institutional customers, and streetlights. General service sales are also impacted by weather variations.

Industrial customers account for about 22 per cent of total in-province electricity sales and are divided into two groups: industrial transmission sales (to customers who are served at transmission voltages of 69 KV and above) and industrial distribution sales (served at distribution voltages of 25 KV or less). They are spread out over many industries, with the majority serving the pulp and paper industry. Changes in industrial loads are driven by general economic conditions.

$1,420

Total
in-province
sales of electricity
(in millions of dollars)



Per cent of total revenue
by customer class



Residential	**47%**
Industrial	**22%**
General service	**21%**
Wholesale	**8%**
Streetlights	**2%**

In-province sales of electricity (in millions)	2019/20		2018/19	
	$	%	$	%
Residential	669	47	671	47
Industrial	312	22	302	21
General service	297	21	299	21
Wholesale	116	8	119	9
Streetlights	26	2	25	2
Total	1,420	100	1,416	100
Per cent increase year over year		-		1
GWh	13,097		13,186	
Per cent increase year over year		-		-

In-province sales of electricity totalled $1,420 million in 2019/20, representing a $4 million increase compared to 2018/19. The increase in revenue is mainly due to a regulator-approved rate increase on July 1, 2019. This increase was partially offset by significantly warmer weather in 2019/20. Electricity sales volumes to New Brunswick customers were 13,097 GWh, which was down 89 GWh from a year earlier. The decrease in sales volumes is primarily the result of weather-related reductions in residential and general service loads.

Out-of-province sales of electricity

Out-of-province sales of electricity represent the sales outside New Brunswick to other neighbouring Canadian provinces and the United States. These sales include long-term sales contracts as well as short-term sales in the US market and to other Canadian utilities. These sales are subject to
- availability of NB Power generation resources, based on in-province energy requirements and planned unit generator maintenance schedules
- availability of interconnection purchases
- market prices
- fuel prices
- foreign exchange rates
- availability of export sales contracts and competition for these contracts

Out-of-province sales of electricity (in millions)	2019/20	2018/19
Revenue	$428	$293
Per cent increase year over year	46%	11%
GWh	5,049	3,373
Per cent increase (Decrease) year over year	50%	(3%)

Out-of-province sales of electricity totalled $428 million in 2019/20, representing a $135 million or 46 per cent increase over 2018/19. Sales increased by 1,676 GWh or 50 per cent, mainly due to new contracts to serve customer loads in Maine and higher Canadian opportunity sales.

$428

Out-of-province sales of electricity (in millions of dollars)



Miscellaneous revenue

Miscellaneous revenue is the revenue generated from sources other than electricity sales.

Miscellaneous revenue (in millions)	2019/20		2018/19	
	$	%	$	%
Net transmission revenue and expense	14	18	22	25
Water heater rentals	22	29	22	25
Other miscellaneous income	18	24	22	25
Customer related revenue	18	24	17	20
Pole attachment fees	4	5	4	5
Total	76	100	87	100
Per cent (Decrease) increase year over year		(13)		4

In 2019/20, miscellaneous revenue decreased by $11 million or 13 per cent compared to 2018/19. This was mainly due to less energy flowing through New Brunswick to other jurisdictions. Also contributing to the decrease was a non-recurring sale of coal in 2018/19 and lower revenues from Emera Energy Inc. following the NB Power purchase of the Bayside Generating Station.

Expenses

Expenses overview (in millions)	2019/20		2018/19	
	$	%	$	%
Fuel and purchased power	777	46	761	48
Operations, maintenance and administration	529	32	493	32
Depreciation and amortization	318	19	271	17
Taxes	47	3	45	3
Total	1,671	100	1,570	100
Per cent increase year over year		6		5

$1,671

Total Expenses
by Classification
(in millions of dollars)



Per cent of total cost



■	Fuel and purchased power	**46%**
■	OM&A	**32%**
■	Depreciation and amortization	**19%**
■	Taxes	**3%**









Fuel and purchased power

NB Power optimizes a diverse portfolio of generation and external purchases to supply in-province and out-of-province customers. The cost of generation and the cost of purchases can vary significantly year over year. NB Power's generation facilities are fueled with the following types of fuel

- nuclear fuel (uranium)
- coal
- petcoke
- heavy fuel oil
- hydro

As well, NB Power purchases electricity from independent power producers by way of power purchase agreements. These agreements include purchases from

- hydro generation
- wind generation
- other renewable generation
- natural gas

Fuel and purchased power (in millions)	2019/20		2018/19	
	$	%	$	%
Hydro	-	-	-	-
Nuclear	32	4	29	4
Thermal	148	23	178	23
Purchases	597	73	554	73
Total	777	100	761	100
Per cent increase year over year		2		5

The cost of fuel and purchased power was $777 million in 2019/20, an increase of $16 million from 2018/19. The variance is largely the result of higher volumes of $30 million, partially offset by favourable supply prices of $12 million and a favourable generation mix of $2 million.

Total net generation and purchased power in 2019/20 was 19,026 GWh, an increase of 1,491 GWh from 2018/19 or 10 per cent. This increased supply was due to significantly higher export sales volumes, which resulted in an increase in fuel and purchased power costs of $30 million.

The lower prices of fuel and purchased power resulted in decreased costs of $12 million from 2018/19. Lower average electricity purchase prices as well as the acquisition of the Bayside Generating Station in 2018/19 decreased 2019/20 purchased power cost. These reductions were partially offset by increased fuel costs, which included higher average prices and carbon tax of $9 million.

An additional contributor to lower prices is an adjustment for IFRS 16 – Leases that was adopted in 2019/20, resulting in a decrease in fuel costs of $3 million. A contract for pipeline charges was deemed to be a right-of-use asset and is now classified as property, plant and equipment and is depreciating over time.

$777

Fuel and purchased power
(in millions of dollars)

Per cent of total cost

Nuclear	4%
Thermal	23%
Purchases	73%

19,026 GWh

GWh production

Per cent of total GWh production

Hydro	14%
Nuclear	27%
Thermal	15%
Purchases	44%

NB Power has registered under Canada's carbon pollution pricing system for large industry for the Coleson Cove, Belledune and Bayside generation stations. This policy was effective January 1, 2019.

The availability of generating stations, market conditions and prices of fuels have a significant impact on the generation supply mix utilized at any given time. NB Power strives to optimize the diversity of its portfolio to minimize the impact of these changes by balancing internal generation with external power purchases. The supply mix resulted in favourable variance of $2 million over 2018/19. This was mainly due to increased net hydro generation, which improved from 77 to 96 per cent of the long-term average. Hydro is NB Power's lowest cost fuel and the improved hydro resulted in a benefit of $19 million over 2018/19. Major maintenance outages at PLNGS require higher cost replacement energy, which were $7 million higher in 2019/20. The remaining supply mix variance was a result of dispatch changes to other fleet assets and contracts.

Operations, maintenance and administration (OM&A)

OM&A expenses are those costs related to the operation, maintenance and administration of NB Power's 14 generating facilities, the distribution and transmission infrastructure, which includes over 21,300 km of distribution lines and 6,900 km of transmission lines as well as corporate services. OM&A also includes Energy Smart NB activities that support reducing and shifting demand through investments in technology, educating customers and promoting efficiencies, and offering new products and services.

Continuous improvement is an integral part of NB Power's Corporate Excellence goals. NB Power is committed to creating a culture of continuous improvement and all employees are encouraged to suggest opportunities for improvement and participate in improvement initiatives. Employees from all corners of the company continue to exceed yearly targets in delivering greater value to customers through improved work processes and financial savings. In 2019/20, NB Power has realized cash savings and other benefits such as avoided costs and increased productivity. These savings are used to offset additional unexpected OM&A and capital costs and to fund new opportunities. This work also includes regional cooperation efforts with other utilities aimed at realizing savings through the sharing of best practices. NB Power also had the opportunity to share its past success with the Green Belt program by training external organizations, which resulted in additional revenue generation.

See Note 22 of NB Power's Consolidated Financial Statements for OM&A by category.

$529

Operations, maintenance and administration expenses
(in millions of dollars)



Operations, maintenance and administration (in millions)	2019/20	2018/19
Operations, maintenance and administration expenses	$529	$493
Per cent increase year over year	7%	4%

OM&A costs were $529 million in 2019/20, a $36 million or seven per cent increase compared to 2018/19.

The increase in OM&A expenses in 2019/20 was due to an increase in labour costs as a result of union increases, filling vacant positions to meet workforce requirements, increased maintenance activity at the generation facilities and the Fundy Isle transmission cable failure. The acquisition of the Bayside Generating Station increased OM&A costs over prior year. These additional costs were partially offset by a decrease in costs associated with the equipment reliability improvement program at PLNGS and lower storm costs.

IFRS 16 – *Leases* was adopted in 2019/20, resulting in a decrease in OM&A of $2 million.

Depreciation and amortization

Depreciation and amortization expense is primarily driven by NB Power's capital investment in its generating, transmission and distribution systems. Depreciation and amortization in any given year is a function of the costs capitalized (additions) offset by property plant and equipment that have become fully depreciated during the year. Since the adoption of IFRS on April 1, 2014, NB Power has been capitalizing planned major maintenance outages. This is cyclical work that is required for safe operation of the generating stations. The useful life of the planned maintenance outage is based on the frequency of the outage. Depreciation of property, plant and equipment is based on a straight-line method of depreciation over the estimated useful service lives of the assets. Useful lives are reviewed annually, and external studies performed every five years and rates are updated as required. The most recent external study was performed in 2019/20 and the study findings are included in 2019/20 depreciation and amortization expense.

Depreciation and amortization (in millions)	2018/19	2018/19
Depreciation and amortization	$318	$271
Per cent increase year over year	17%	7%

Depreciation and amortization costs were $318 million in 2019/20, a $47 million or 17 per cent increase compared to 2018/19, primarily related to depreciation. Depreciation continues to increase year over year as major maintenance outages are capitalized and depreciated. The related components have estimated service lives of 2-8 years resulting in higher depreciation. In 2019/20 the increase was mainly due to PLNGS planned major maintenance outage, decommissioning of the Milltown Generating Station, higher depreciation due to the acquisition of the Bayside Generating Station, as well as, increased depreciation on capital additions across all asset classes. These increases were partially offset by the impact of the 2019/20 depreciation study and overall increase in the economic lives resulting in lower depreciation across several asset classes.

IFRS 16 – *Leases* was adopted in 2019/20, resulting in an increase in depreciation and amortization of $5 million.

$318

Depreciation and amortization
(in millions of dollars)



Taxes

Taxes expense is comprised of property, utility and right-of-way taxes. Property tax is assessed by the Province of New Brunswick and based on assessed values of NB Power's properties. Utility tax expense is driven by NB Power's capital investment in the transmission and distribution systems and based on the carrying amount of NB Power's transmission and distribution assets.

Taxes (in millions)	2019/20	2018/19
Taxes	$47	$45
Per cent increase year over year	4%	2%

Taxes were $47 million in 2019/20, a $2 million or four per cent increase compared to 2018/19. Taxes increased year-over- year primarily due to an increase in property taxes, as well as an increase in the utility tax base, which increases as the carrying amount of property, plant and equipment increases.

$257

Finance costs and investment income (in millions of dollars)



Finance Costs and Investment Income

Finance costs and investment income also include mark-to-market of investments. This net cost has the potential for variability due to changes in market values, discount rates, and interest rates.

See Note 25 of NB Power's Consolidated Financial Statements for the finance costs by category.

Finance costs and investment income (in millions)	2019/20		2018/19	
	$	%	$	%
Finance costs	299	116	287	146
Sinking funds and other investment income	(46)	(18)	(37)	(19)
Mark-to-market of fair value through profit or loss investments	4	2	(54)	(27)
Total	257	100	196	100
Per cent increase (Decrease) year over year		31		(10)

Finance costs and investment income was $257 million in 2019/20, a $61 million or 31 per cent increase from 2018/19. The instability of the financial markets in February and March 2020, largely as a result of the global COVID-19 pandemic, led to a significant decrease in the gains on the investments year-over-year and was the primary driver of this unfavourable variance. The increase in finance costs was attributed to foreign exchange losses on long-term debt, which was fully offset by foreign exchange gains on the sinking fund investments.

REGULATORY BALANCES

Regulatory balances are recognized for rate setting and financial reporting purposes if the New Brunswick Energy and Utilities Board (EUB) approves the regulatory treatment or if management believes the regulatory treatment is probable. Regulatory debit balances represent costs incurred in excess of amounts billed to the customer at EUB approved rates. Regulatory credit balances represent amounts billed to the customer at EUB approved rates in excess of costs incurred by NB Power. NB Power has the following regulatory balances

Regulatory balances (in millions)	2019/20		2018/19	
	$	%	$	%
PLNGS	769	89	792	90
PDVSA	96	11	87	10
AFUDC	7	-	5	-
Total	872	100	884	100
Per cent (Decrease) year over year		(1)		(1)

Regulatory Balance - Point Lepreau Nuclear Generating Station (PLNGS) Refurbishment

A legislated regulatory balance[1] was created for non-capital costs incurred during the refurbishment period of PLNGS (March 28, 2008 through November 23, 2012). The refurbishment of PLNGS enables electricity to be provided to future generations of customers. The deferral and amortization of these costs over the life of the Station allows the costs to be matched with the customers that will benefit from the use of the asset. The regulatory balance consists of the period costs of the nuclear division, net of any revenue, and the additional costs to supply energy during the period of refurbishment. These amounts are to be recovered over the operating life of the refurbished PLNGS and are to be reflected in the charges, rates and tolls charged to customers.

During 2019/20, $23 million in changes to regulatory balances were charged to earnings. This was comprised of $60 million of amortization partially offset by $37 million of interest charges.

[1] Section 139 of the Electricity Act provides for the establishment of this regulatory deferral related to the refurbishment of the Point Lepreau Generating Station.

Regulatory Balance – Lawsuit Settlement With Petroleos De Venezuela S.A. (PDVSA)

A regulatory balance was created for the purpose of returning the benefit of the lawsuit settlement with PDVSA to customers in a levelized manner. The levelized benefit is being paid to customers over 17 years (four years remaining as of March 31, 2020). NB Power is recovering the depreciation and interest savings over the life of the Coleson Cove Generating Station.

During 2019/20, $9 million in changes to regulatory balances were recognized in earnings. This was comprised of $21 million of a levelized benefit to customers, $4 million of interest charges partially offset by $16 million in amortization and interest savings resulting from the lawsuit settlement.

Regulatory Balance – Allowance for Funds Used During Construction (AFUDC)

As at March 31, 2020, NB Power has a regulatory balance related to AFUDC for transmission assets. AFUDC represents a notional cost of capital allowance allowed by the regulator to be capitalized into the rate base. It is calculated monthly on capital construction projects and added to the regulatory balance. AFUDC is based on NB Power's weighted average cost of capital and is amortized over the future life of the related assets and is expected to be recoverable through the Open Access Transmission Tariff (OATT).

During 2019/20, $2 million in changes to regulatory balance were recognized in earnings.

CAPITAL RESOURCES

NB Power raises its capital through operating activities and through short-and long-term borrowings. NB Power borrows from the Province of New Brunswick in order to take advantage of the Province of New Brunswick's credit rating. NB Power pays an annual debt portfolio fee and interest on short-and long-term debt to the Province of New Brunswick. Interest rates on short-term debt ranged from a low of 0.75 per cent to a high of 1.84 per cent during the year. Interest rates on long-term debt ranged from a low of 1.55 per cent to a high of 9.75 per cent. NB Power's ability to pay down debt (financing activities) is impacted by operating and investing activities.

Cash Flow Highlights

Cash flow highlights (in millions)	2019/20	2018/19	Change
Cash provided by operating activities	$371	$179	$192
Cash used in investing activities	(367)	(375)	8
Cash (Used in) provided by financing activities	(5)	194	(199)
(Decrease) increase in cash	($1)	($2)	$1

Operating activities

Cash provided by operating activities is the cash generated by NB Power's core business activities. These activities include the sale of electricity and miscellaneous revenue less the cost to generate revenue.

Cash provided by operating activities was $371 million in 2019/20, a $192 million or 107 per cent increase from 2018/19. The largest contributing factor for this increase was cash received from customers, which increased by $216 million. In addition, higher revenue and faster account collections as well as increased customer contributions led to greater cash receipts. Payments to suppliers, employees and interest paid reduced cash by $23 million.

Investing activities

Cash used in investing activities are those cash flows generated or used in the purchase or sale of long-term assets and investments. Utilities are a capital-intensive industry. NB Power continues to invest in its system to ensure high system reliability. NB Power has also invested in new technologies in order to ensure the most reliable and efficient electricity grid.

Cash used in investing activities was $367 million in 2019/20, an $8 million or 2 per cent decrease from 2018/19. Investing activities were higher in 2018/19 than the current year due to the acquisition of the Bayside Generating Station in the previous year. The decrease in 2019/20 was partially offset by higher regular and outage related capital expenditures in the current year.

Financing activities

Financing activities are the transactions with external parties such as shareholders and creditors and include activities such as changes in debt and sinking fund installments and redemptions. These activities are undertaken by NB Power to raise capital (short-and long-term borrowings) to fund operations or capital investments.



$367

Investing activities
(in millions of dollars)

Financing activities (in millions)	2019/20	2018/19	Change
Proceeds from long-term debt	$645	$600	$45
Debt retirements	(450)	(410)	(40)
Increase (Decrease) in short-term indebtedness	(206)	27	(233)
Sinking fund installments	(49)	(42)	(7)
Sinking fund redemptions	61	19	42
Principal repayment of lease obligations	(6)	-	(6)
Cash (Used in) provided by financing activities	$(5)	$194	$(199)

Cash used in financing activities was $5 million in 2019/20, a $199 million increase from 2018/19, where cash provided by financing activities was $194 in 2018/19.

CAPITAL MANAGEMENT

NB Power's target debt/equity ratio is 80/20 as prescribed in the *Electricity Act*. NB power is committed to making steady progress towards this goal while also maintaining NB Power's commitment to competitive rate increases. Debt reduction is necessary so that NB Power has the flexibility to respond to changing markets and technologies and to better prepare for future investment requirements.

$4,920

Total net debt
in millions of dollars)



94%

Net debt
in capital structure
(percentage)



Capital management (in millions)	2019/20	2018/19
Long-term debt	$4,447	$4,159
Current portion of long-term debt	378	450
Short-term indebtedness	691	897
Sinking fund receivable	(593)	(562)
Cash	(3)	(4)
Total net debt	$4,920	$4,940
Retained earnings	$473	$490
Accumulated other comprehensive income (AOCI)	(182)	(113)
Total capital	$5,211	$5,317
Percentage of net debt in capital structure	94%	93%

Net debt decreased by $20 million in 2019/20 compared to an increase of $173 million in 2018/19. Increased export gross margin and faster account collections resulted in higher cash flows from operating activities. In addition to the increase in operating activities, NB Power decreased its investment in capital (investing activities), because the 2018/19 investing activities included the acquisition of the Bayside Generating Station. The increase in operating activities and the decrease in investing activities both resulted in decreased requirements from financing activities.

Although net debt decreased during the year, NB Power's percentage of net debt in capital structure increased by one per cent to 94 per cent. This increase was caused by the reduction in capital due to lower accumulated other comprehensive income, as well as the net loss during the year which decreased retained earnings.

CRITICAL ACCOUNTING POLICY CHANGES

Adoption Of Accounting Standards And Changes In Accounting Policies

IFRS 16 – *Leases*

Effective April 1, 2019, NB Power has adopted IFRS 16, *Leases*. This standard replaces IAS 17, *Leases* and IFRIC 4, *Determining whether an Arrangement Contains a Lease*. NB Power adopted the standard using the modified retrospective method, with adjustments recognized in the opening balance of retained earnings on April 1, 2019. Comparative information has not been restated and continues to be reported under IAS 17 *Leases* and IFRIC 4 *Determining whether an Arrangement Contains a Lease*. The new standard is intended to create a more faithful representation of a lessee's asset and liabilities using a common methodology. NB Power's main leasing activities as a lessee involve leasing generation assets, IT equipment, and a variety of real estate locations primarily for storage and office space.

Please refer to Note 2(d) of the Consolidated Financial Statements for the details on the transition to IFRS 16. The new accounting policy can be found in Note 3(m) Leases.

Future Changes

Please refer to Note 2(e) of the Financial Statements for a listing of new standards to be implemented.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

Please refer to Note 2(b) and 2(c) of the Financial Statements for a listing of NB Power's significant accounting estimates and judgments.

RISK MANAGEMENT

NB Power operates in a complex and changing business environment and faces several risks in the fulfillment of its mission and mandate. These include a number of market-driven financial risks such as energy and commodity prices as well as operational and strategic risks. These risks can influence cash flow, earnings and the ability to provide value to stakeholders.

Effective risk management is a necessity and integral part of good business practices. NB Power manages its risks through systematic, proactive and integrated processes to identify, understand, manage and communicate risks that may impact NB Power's ability to achieve its strategic objectives.

Enterprise Risk Management (ERM)

Risks are managed through NB Power's ERM Program. Corporate strategy and goals serve as the foundation of all risk management activities and as part of the planning process the Board sets the overall risk appetite and tolerances for the Corporation. The ERM process employs a consistent methodology across the organization that results in a comprehensive view of risk that is regularly reported to management and the Board. This is supported by continuous, open conversations about risk that allow key individuals to have a shared understanding of internal and external factors than can negatively impact NB Power's objectives. Risks that could prevent achieving organizational goals are identified, evaluated, and managed through periodic risk assessments and the implementation of response plans and process controls for high priority risks.

By embedding risk management techniques in day-to-day operations, NB Power is better equipped to identify risks affecting its goals and to manage risks in ways that are consistent with the company strategy.

Financial Risk Management

Market-driven financial risk is managed through NB Power's Financial Risk Management policies. NB Power undertakes financial risk management activities where possible such as through the use of physical and financial instruments like forward purchase contracts to help improve the predictability of the underlying costs related to activities or sources of risk that include but are not limited to
- generation and purchasing of energy
- procurement of fuel and related transport
- foreign exchange and commodity price variability
- interest rate variability
- default on contractual obligations by counterparties
- undertaking of unauthorized financial risk
- inappropriate or invalid financial risk management models

Top Corporate Risks

NB Power evaluates its top corporate risks periodically and the risks do change over time. The following section explains the top six corporate risks.

Risk	Risk Appetite
Strategic	
Failure to meet income targets	Moderate
Climate change	Low to Modest
Regulatory requirements	Moderate
Distributed energy resources (DERS)	Modest
Innovation and digital transformation	Modest
Operational	
Cybersecurity	Low

Failure to meet income targets
NB Power is targeting to achieve a debt-to-equity capital structure of 80/20 by 2027 and to meet this objective the Corporation must meet its income targets. NB Power's revenues are impacted by low load growth, changes in the customer mix, the timing and magnitude of approved rate increases, out-of-province sales opportunities and the development of new revenue sources. Costs are impacted by factors including hydro flows, weather, rising costs, cost uncertainty, station reliability, new environmental and other regulations, customer expectations, and investments required in new and existing assets and technologies.

NB Power operates in capital intensive industry and many of its costs are fixed. Nonetheless, NB Power has taken steps to reduce costs and improve the predictability of net earnings. NB Power has mitigated fuel cost increases by making investments in the reliability of Point Lepreau Nuclear Generating Station, signing a long-term energy supply agreement with Hydro Quebec and purchasing the gas-fired Bayside Generating Station, and are in the process of securing a long-term, lower-cost gas supply from western Canada. The annual storm contingency has been increased which will reduce variability in earnings due to extreme weather events. A culture of continuous improvement has been embedded in the organization that is resulting in millions of cost savings and which will be enhanced by a newly launched initiative to develop a roadmap for enhanced uses of technology to reduce costs. Processes are in place to provide oversight to capital investments so that the proper balance is struck between investments in traditional assets versus new technologies.

Climate change

Climate change is a global threat to which governments around the world are responding through the introduction of regulatory requirements regarding emissions. NB Power is challenged by the changing regulations resulting in the phase-out of conventional coal generation and the implementation of carbon pricing.

The New Brunswick government has introduced its proposed New Brunswick Output-Based Pricing System (OBPS) which recognizes the measures NB Power has already taken to reduce its emissions by over 60 per cent since 2005 and lessens the burden ratepayers would face under the federal system. The federal government has not yet accepted the New Brunswick OBPS and if it fails to do so NB Power will be subject to the federal OBPS which will result in significantly higher costs. NB Power has been active throughout the process to advocate for the New Brunswick OBPS. NB Power has also taken steps to reduce carbon emissions by relying on cleaner in-province generation sources and energy purchases that reduce the need for coal and oil-fired generation.

Current federal regulations require coal-fired generation to be phased out by 2030. The New Brunswick government is continuing formal discussions on an equivalency agreement with the federal government that would allow the coal fired Belledune Generating Station to operate to 2040.

Climate change is also resulting in an increase in the frequency and impact of extreme weather events. In recent years the utility and its customers have experienced a number of winter ice storms, spring flooding and even a post-tropical rainstorm, each of which have resulted in extended outages for customers and millions of dollars of damage to transmission and distribution infrastructure.

NB Power has taken steps to reduce the impact of future weather events by
- storm-hardening distribution and transmission infrastructure where possible through the introduction of new design specifications
- widening rights-of-way as part of the vegetation management program and implementing a hazardous tree program to identify and remove mature trees that continue to represent a hazard
- implementing improvements in storm response activities
- undertaking a vulnerability assessment of assets and operations
- improving the visibility of assets by automating health and criticality indicators

Regulatory requirements

The utility industry is being transformed by a number of forces including climate change, advances in technology and changing customer expectations. The existing regulatory framework in New Brunswick does not reflect NB Power's rapidly changing environment and can be an impediment to achieving its objectives, particular as they evolve over time to reflect emerging requirements. In recent years, rate applications to the New Brunswick Energy and Utilities Board have been challenged on the need for investments in innovation to discover new value creation opportunities, utility infrastructure modernization and new revenue generating business opportunities.

The regulatory process allows customers and other stakeholders to seek information and ask questions of the utility during all of its proceedings before the regulator. NB Power is open and transparent throughout the process and welcomes the opportunity to educate all parties about the evolving nature of the business, its objectives and the challenges and risks that it faces. NB Power continues to have discussions with government and the regulator about potential changes to the regulatory framework that would work to the benefit of the utility, its customers and key stakeholders, including ways to improve cost effectiveness of the process.

Distributed energy resources
The utility industry is facing significant disruption from the evolution of Distributed Energy Resources (DERs) which will change the role of the customer and make the traditional return on assets business model unsustainable. The traditional electricity grid is moving towards a fully networked system in which automation, remote control and customer participation is expected. Customers will increasingly become involved in long-term decision making, customer-owned generation, energy management and the transition to a low-carbon economy. It is critical for NB Power to be ready and open to the changes by developing the technical capability and customer programs to allow more DERs to be incorporated into the electricity grid.

Further complicating the issue is low load growth, the need to maintain existing generating facilities and transmission infrastructure to the end of their economic lives, continually evolving technology and uncertainty around the timing, nature and magnitude of the expansion of DERs in the province.

NB Power is being proactive in its response to these changes by undertaking various initiatives to understand and adapt to the changing requirements. For example, over 1,400 water heater controllers have been installed in customer locations which are providing information that is being used to predict the grid benefits based on the customers' behaviours.

Similarly, the Smart Grid Atlantic initiative is a demonstration and deployment project that will develop, deploy and pilot new DER solutions in communities to build community engagement around energy consumption and energy asset ownership. This will advance new technologies and explore new rate designs, operational and market models, and evolve national building and energy codes. Primary components include deployment and operation of
- two community-scale solar installations – one with battery storage
- six municipal/ industrial buildings with varying DER configurations
- 500-home pilot exploring load control, generation, and storage
- smart charging municipal electric vehicle fleet
- cyber-security approaches to secure energy systems

Innovation and digital transformation

Technology is moving quickly and redefining the industry, changing customer roles and transforming business models. As with all utilities, NB Power is trying to keep pace with innovations and transformation in order to continue to optimize existing business processes and create new business models that will provide opportunities for long term value creation. The risk for utilities has increased over the past two years due to the industry's relatively slow adoption of digital trends in comparison to other utilities.

NB Power has a record of 'first of its kind' innovation and has partnered with Siemens to undertake a multi-year program to deploy and integrate an array of technologies such as smart meters to modernize its grid. NB Power has also been collaborating with local and global industry players to develop technologies ranging from Small Modular Reactors (SMRs) and electricity storage to systems that will provide real time asset and operational information for transmission and distribution infrastructure to customer solutions such as large-scale electric vehicle charging infrastructure for commercial electric vehicles.

NB Power continues to implement new technologies to improve the customer experience, provide employees easier access to information and increase efficiency. In response to the COVID-19 pandemic, NB Power's immediate concern was the health and safety of employees and customers so moved all work except mission critical work offsite. NB Power was able to support over 3,000 employees and contractors moving to remote work by leveraging existing technology.

Cybersecurity

Cybersecurity issues are a day-to-day struggle for businesses around the world and instances of hacked and breached data from corporate systems are increasingly common. NB Power relies on information and operational technologies to conduct its business and these systems need to be maintained and secured. The risk of attack for NB Power is increasing, as it is for other businesses, due to the increasing reliance on information communication technology.

NB Power has a dedicated and well-trained cybersecurity team that is focused on protecting NB Power's systems. Part of that work includes educating all employees about the risk of cyberattack through mandatory training and continuous testing. The Corporation's security perimeter is robust and continues to be strengthened through periodic reviews from third parties that are aimed at identifying gaps. NB Power also collaborates with industry and academia which helps to inform the utility's approach to cybersecurity.

NB Power trains all staff in the safe and appropriate use of technology related to their roles. All NB Power employees are required to complete cybersecurity training on an annual basis and the Corporation routinely assesses training effectiveness and awareness through the use of continuous phishing testing.

COVID-19 PANDEMIC

NB Power has been, and can continue to be, negatively impacted by the widespread outbreak of COVID-19 which has caused economic and other disruptions. The COVID-19 pandemic and its global impact is unprecedented in modern times and the situation continues to evolve. Financial markets, commodity prices, economic activity, employment levels and social behaviours have been impacted globally and New Brunswick has been no exception. As well, NB Power, like many organizations, has had to alter its operations to meet physical distancing and other measures being mandated by provincial and federal governments to limit the spread of COVID-19. NB Power has implemented business continuity plans to ensure the ongoing safe and reliable operation of its generating facilities and transmission and distribution infrastructure, provision of essential services and advancement of other key business activities while minimizing health risks to employees and customers.

It is too early to determine the impact the COVID-19 pandemic will have on the Corporation's operational and financial performance. The full extent of the impact will depend on the length and severity of the pandemic, potential government actions to aid economic recovery and other factors beyond NB Power's control. A "Pandemic Recovery Risk" has been identified that considers a number of factors including
- supply chain disruptions and increased prices
- reduction in electricity demand
- reduced ability for customers to pay their electricity bills
- potential delays to capital projects and key initiatives
- delays in regulatory hearings and decisions
- employee physical and mental well being
- productivity impacts due to adherence to new health and safety regulations
- customers' perception of NB Power's pandemic response



CONSOLIDATED STATEMENT OF FINANCIALS



KPMG LLP
Frederick Square, TD Tower
700-77 Westmorland Street
Fredericton NB E3B 6Z3
Canada
Tel (506) 452-8000
Fax (506) 450-0072

INDEPENDENT AUDITORS' REPORT

To the Honourable Brenda Murphy,
Lieutenant-Governor of New Brunswick
Fredericton, New Brunswick

Your Honour,

Opinion

We have audited the consolidated financial statements of New Brunswick Power Corporation (the Entity), which comprise:

- the consolidated statement of financial position as at March 31, 2020

- the consolidated statement of earnings for the year then ended

- the consolidated statement of comprehensive income for the year then ended

- the consolidated statement of equity for the year then ended

- the consolidated statement of cash flows for the year then ended

- and notes to the financial statements, including a summary of significant accounting policies

 (Hereinafter referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Entity as at March 31, 2020, and its financial performance, and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the "*Auditors' Responsibilities for the Audit of the Financial Statements*" section of our auditors' report.



We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Other Information

Management is responsible for the other information. Other information comprises:

- the information included in Management's Discussion and Analysis, and

- the information, other than the financial statements and the auditors' report thereon, included in a document entitled "2019/20 Annual Report".

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management's Discussion and Analysis and a document entitled "2019/20 Annual Report" as at the date of this auditors' report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors' report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity's financial reporting process.



Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

  The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.



- Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

KPMG LLP

Chartered Professional Accountants

Fredericton, Canada

June 29, 2020



REPORT OF MANAGEMENT

The consolidated financial statements of New Brunswick Power Corporation (NB Power) are the responsibility of management and have been prepared in accordance with International Financial Reporting Standards. The preparation of financial statements necessarily involves the use of estimates based on management's best judgment, particularly when transactions affecting the current period cannot be finalized with certainty until future periods. The impact of the COVID-19 pandemic and the subsequent state of emergency declared by the Province of New Brunswick and surrounding jurisdictions introduced a further level of estimation uncertainty. In management's opinion, the consolidated financial statements have been properly prepared within the framework of selected accounting policies summarized in the consolidated financial statements and incorporate, within reasonable limits of materiality, information available up to May 31, 2020. The financial information presented in the Management's Discussion & Analysis (MD&A) and elsewhere in this report is consistent with that in the consolidated financial statements.

Management maintains appropriate systems of internal control which provide reasonable assurance that NB Power's assets are safeguarded and appropriately accounted for, that financial records are relevant, reliable, and accurate, and that transactions are executed in accordance with management's authorization. This system includes corporate-wide policies and procedures, as well as the appropriate delegation of authority and segregation of responsibilities within the organization. An internal audit function independently evaluates the effectiveness of these controls on an ongoing basis and reports its findings to management and the Audit Committee of the Board of Directors.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit Committee consists entirely of outside Directors. At regular meetings, the Committee reviews audit, internal control and financial reporting matters with management, the internal auditors and the external auditors to satisfy itself that each is properly discharging its responsibilities. The financial statements and the Independent Auditor's Report have been reviewed by the Audit Committee and have been approved by the Board of Directors. The internal and external auditors have full and open access to the Audit Committee with and without the presence of management.

The consolidated financial statements have been examined by KPMG LLP, Chartered Professional Accountants. The external auditor's responsibility is to express its opinion on whether the consolidated financial statements are fairly presented in accordance with International Financial Reporting Standards.

On behalf of management:

President and Chief Executive Officer
Keith Cronkhite
June 29, 2020

CFO & Senior Vice President, Corporate Services
Darren Murphy
June 29, 2020

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts are expressed in millions of Canadian dollars except where indicated)

March 31	Note	2020	2019
Assets			
Current			
Cash		$ 3	$ 4
Accounts receivable	5	279	305
Materials, supplies and fuel	6	223	212
Prepaid expenses		17	20
Derivative assets	27	24	14
Total current assets		**546**	555
Non-current assets			
Property, plant and equipment	7	4,679	4,495
Intangible assets	8	49	55
Nuclear decommissioning and used fuel management funds	9	755	766
Sinking fund receivable	10	593	562
Derivative assets	27	22	10
Other assets	11	1	-
Total non-current assets		**6,099**	5,888
Total assets		**6,645**	6,443
Regulatory balances	12	872	884
Total assets and regulatory balances		**$ 7,517**	$ 7,327

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts are expressed in millions of Canadian dollars except where indicated)

March 31	Note	2020	2019
Liabilities and equity			
Current liabilities			
Short-term indebtedness	13	$ **691**	$ 897
Accounts payable and accrued liabilities		**295**	294
Accrued interest on short and long-term debt		**42**	46
Current portion of long-term debt	14	**378**	450
Current portion lease liability	15	**3**	-
Derivative liabilities	27	**91**	15
Total current liabilities		**1,500**	1,702
Non-current liabilities			
Long-term debt	14	**4,447**	4,159
Lease liability	15	**2**	-
Decommissioning and used fuel management liability	17	**1,072**	915
Post-employment benefits	18	**113**	119
Provisions for other liabilities and charges	19	**57**	47
Derivative liabilities	27	**35**	8
Total non-current liabilities		**5,726**	5,248
Total liabilities		**7,226**	6,950
Shareholder's equity			
Accumulated other comprehensive (loss)		**(182)**	(113)
Retained earnings		**473**	490
Total equity		**291**	377
Total liabilities and equity		$ **7,517**	$ 7,327

On behalf of New Brunswick Power Corporation:

_____

Chairman

_____

President and Chief Executive Officer

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF EARNINGS
(Amounts are expressed in millions of Canadian dollars except where indicated)

For the year ended March 31	Note	2020	2019
Revenue			
Sales of electricity			
In-province	20	**$1,420**	$1,416
Out-of-province	20	**428**	293
Miscellaneous	21	**76**	87
		1,924	1,796
Expenses			
Fuel and purchased power		**777**	761
Operations, maintenance and administration	22	**529**	493
Depreciation and amortization	23	**318**	271
Taxes	24	**47**	45
		1,671	1,570
Operating earnings		**253**	226
Finance costs	25	**299**	287
Sinking funds and other investment income		**(46)**	(37)
Mark-to-market of fair value through profit and loss investments		**4**	(54)
Net (loss) earnings before changes in regulatory balances		**(4)**	30
Net changes in regulatory balances	12	**(12)**	(10)
Net (loss) earnings		**$ (16)**	$ 20

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

For the year ended March 31		2020	2019
Net (loss) earnings		**$ (16)**	$ 20
Other comprehensive (loss) income			
Items that may be reclassified subsequently to earnings			
Net changes in unrealized (loss) on derivatives designated as cash flow hedges		**(178)**	(1)
Amortization of interest settlement		**2**	3
Reclassification to income of earnings on nuclear funds		**(2)**	(3)
Reclassification to income of settled derivatives designated as cash flow hedges		**102**	25
	27	**(76)**	24
Items that will not be reclassified to earnings			
Net actuarial gain (loss) on post-employment benefits	18	**7**	(5)
Other comprehensive (loss) income		**(69)**	19
Total comprehensive (loss) income		**$ (85)**	$ 39

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF EQUITY
(Amounts are expressed in millions of Canadian dollars except where indicated)

	Accumulated other comprehensive income (AOCI)						
	Cash flow hedges	Amortization of Interest settlement	Post-employment benefits actuarial (losses) gains	Nuclear investment funds	AOCI	Retained earnings	Total equity
Balance, April 1, 2018	$ (23)	$ (42)	$ (72)	$ 5	$ (132)	$ 470	$ 338
Net earnings for the year	-	-	-	-	-	20	20
Other comprehensive income (loss)	24	3	(5)	(3)	19	-	19
Balance, March 31, 2019	1	(39)	(77)	2	(113)	490	377
IFRS 16 transition adjustment	-	-	-	-	-	(1)	(1)
Net (loss) for the year	-	-	-	-	-	(16)	(16)
Other comprehensive income (loss)	(76)	2	7	(2)	(69)	-	(69)
Balance, March 31, 2020	$ (75)	$ (37)	$ (70)	$ -	$ (182)	$ 473	$ 291

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts are expressed in millions of Canadian dollars except where indicated)

For the Year Ended March 31	Note	2020	2019
Operating activities			
Cash receipts from customers		**$ 1,942**	$ 1,732
Cash paid to suppliers and employees		**(1,331)**	(1,316)
Customer contributions		**11**	5
Post-employment benefits		**(6)**	(8)
Interest paid		**(245)**	(234)
Cash provided by operating activities		**371**	179
Investing activities			
Expenditures on property, plant and equipment, net of proceeds		**(361)**	(327)
Cash paid net of cash acquired on business combination		**-**	(46)
Used fuel management and decommissioning fund withdrawals		**7**	9
Cash expenditures on decommissioning		**(13)**	(11)
Cash (used in) investing activities		**(367)**	(375)
Financing activities	26		
Proceeds on long-term debt	14	**645**	600
Debt retirements	14	**(450)**	(410)
(Decrease) increase in short-term indebtedness		**(206)**	27
Sinking fund installments	10	**(49)**	(42)
Sinking fund redemptions	10	**61**	19
Repayment lease obligation		**(6)**	-
Cash (used in) provided by financing activities		**(5)**	194
Net cash (outflow)		**(1)**	(2)
Cash, beginning of year		**4**	6
Cash, end of year		**$ 3**	$ 4

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended March 31, 2020
(Amounts are expressed in millions of Canadian dollars except where indicated)

1. **DESCRIPTION OF BUSINESS**

New Brunswick Power Corporation (NB Power) is a provincially owned Crown Corporation and was established in the Province of New Brunswick in 1920. NB Power generates, purchases, transmits, distributes and sells electricity and operates under the mandate and authority of the *New Brunswick Electricity Act*. The *New Brunswick Electricity Act* gives the New Brunswick Energy and Utilities Board (EUB) the power to regulate NB Power to ensure customers receive safe, reliable energy services at fair rates and the Province, as shareholder, is afforded a reasonable opportunity to earn a fair return on investment. NB Power has one wholly owned subsidiary, New Brunswick Energy Marketing Corporation (NB Energy Marketing). NB Energy Marketing, also a provincial Crown Corporation, conducts energy trading activities in markets outside of New Brunswick. Its mandate is to purchase electricity to serve load in New Brunswick and outside New Brunswick and to market excess energy generated to other jurisdictions. The financial results of NB Energy Marketing are included in the consolidated financial statements of NB Power.

NB Power and NB Energy Marketing's head offices are located in Fredericton, New Brunswick.

As provincial Crown Corporations, NB Power and NB Energy Marketing are not subject to federal and provincial income taxes.

2. **BASIS OF PREPARATION**

NB Power's annual audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). These consolidated financial statements have been prepared on the historical cost basis except for derivative instruments (Note 27) and the nuclear decommissioning and used fuel management funds (Note 9). These consolidated financial statements are presented in millions of Canadian dollars, which is the functional currency of NB Power. These consolidated financial statements were authorized for issue by the Board of Directors on June 29, 2020.

a. **Assumptions and estimation uncertainty**

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the
- application of accounting policies,
- reported amounts of assets and liabilities at the date of the financial statements,
- reported amounts of revenue and expenses during the reporting period, and
- disclosure of contingent assets and liabilities.

Actual results could differ from the estimates.

Estimates and assumptions are reviewed on an ongoing basis. Any revisions to these estimates or assumptions are recognized in the period of the change and any future period as applicable.

On March 11, 2020, the World Health Organization assessed the Coronavirus disease (COVID-19) as a pandemic. It has caused significant financial, political and social disruption. The Province of New Brunswick declared a state of emergency on March 19, 2020. This has led to greater levels of estimation uncertainty. Impacts have been estimated where applicable based on information available at the time and are disclosed herein.

2. **BASIS OF PREPARATION (CONTINUED)**

   b. **Estimates**

   The following lists the notes that refer to the significant estimates.

Note reference	Estimate
Note 3.a	Basis of consolidation: fair value measurement
Note 3.b	Recognition, measurement and recovery of regulatory balances
Note 3.d	Estimation of useful life of property, plant and equipment
Note 3.g	Recognition and measurement of decommissioning and used fuel management liabilities
Note 3.h	Measurement of defined benefit obligations: key actuarial assumptions
Note 3.i	Recognition and measurement of provisions and contingencies
Note 3.j	Measurement of unbilled revenue
Note 3.n	Financial instruments: fair value measurement

   c. **Judgments**

   The following lists the notes where judgment is applied in accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.

Note reference	Judgment
Note 3.a	Business combinations
Note 3.d	Property, plant and equipment: capitalization of costs
Note 3.l	Determination of the functional currency of the subsidiary
Note 3.m	Leases: whether an arrangement contains a lease and lease classification

   d. **New standards and interpretations adopted**

   IFRS 16 Leases

   Effective April 1, 2019, NB Power adopted IFRS 16, *Leases*. It replaces IAS 17 – *Leases* and IFRIC 4 *Determining whether an Arrangement Contains a Lease.* IFRS 16 was adopted using the modified retrospective method, with any adjustments recognized in the opening balance of retained earnings on April 1, 2019. Comparative information has not been restated and continues to be reported under IAS 17 – *Leases* and IFRIC 4 *Determining whether an Arrangement Contains a Lease*. The new standard is intended to create a more faithful representation of a lessee's assets and liabilities using a common methodology. NB Power's main leasing activities as a lessee involve leasing generation assets, IT equipment, and a variety of real estate locations primarily for storage and office space.

2. **BASIS OF PREPARATION (CONTINUED)**

    d. **New standards and interpretations adopted (Continued)**

        IFRS 16 Leases (Continued)

        Practical expedients

        NB Power elected to use the following practical expedients permitted under IFRS 16

        - elected to grandfather the assessment of contracts that were not previously identified as containing a lease under IAS 17 and IFRIC 4,
        - elected not to recognize right-of-use assets and lease liabilities for short-term leases of 12 months or less and leases of low-value (less than $5 thousand USD). NB Power recognizes the lease payments associated with these leases as an expense in the consolidated statement of earnings, and
        - elected to measure right-of-use assets on transition at the amount equal to the lease liabilities at transition, adjusted for any prepaid or accrued lease payments.

        Impact on lessor accounting

        There is no impact to lessor accounting for NB Power under IFRS 16.

        Impact on lessee accounting

        NB Power analyzes contracts on a contract-by-contract basis to determine if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For contracts meeting the requirements of IFRS 16, NB Power

        - recognizes right-of-use assets and lease liabilities in the consolidated statement of financial position,
        - recognizes depreciation on the right-of-use assets and interest expense on the lease liabilities in the consolidated statement of earnings, and
        - recognizes principal repayments on lease liabilities as financing activities and interest payments on lease liabilities as operating activities in the consolidated statement of cash flows.

        On transition the weighted average incremental borrowing rate applied to lease liabilities recognized under IFRS 16 was 4.84 per cent.

        NB Power presents right-of-use assets within property, plant and equipment on the consolidated statement of financial position. The impact on initial application of IFRS 16 on April 1, 2019, is shown in the following table.

(in millions)	March 31, 2019 before adoption of IFRS 16	Impact of adopting IFRS 16	April 1, 2019 after adoption of IFRS 16
Property, plant and equipment including right-of-use assets	$ 4,495	$ 8	$ 4,503
Current portion of lease liabilities	-	5	5
Lease liabilities	-	2	2
Retained earnings	490	(1)	489

2.   **BASIS OF PREPARATION (CONTINUED)**

d.   **New standards and interpretations adopted (Continued)**

IFRS 16 Leases (Continued)

The following table shows the movements in the right-of-use assets for the year ended March 31, 2020.

(in millions)	Power Generating Stations	Other	Total
Cost or deemed cost			
Balance, April 1, 2019	$ -	$ -	$ -
IFRS 16 adjustment	4	4	8
Additions	2	2	4
Disposals and/or retirements	-	(1)	(1)
Balance, March 31, 2020	$ 6	$ 5	$ 11
Accumulated depreciation			
Balance, April 1, 2019	$ -	$ -	$ -
IFRS 16 adjustment	-	-	-
Depreciation	3	2	5
Disposals and/or retirements	-	(1)	(1)
Balance, March 31, 2020	$ 3	$ 1	$ 4
Balance, April 1, 2019	$ -	$ -	$ -
Balance, March 31, 2020	$ 3	$ 4	$ 7

Upon adoption of IFRS 16, NB Power recognized additional right-of-use assets and lease liabilities. As at March 31, 2019, NB Power's commitment to future lease payments which is now included in the initial amount of lease liabilities, was $10 million. NB Power has recognized $7 million of lease liabilities on the initial application of IFRS 16 on April 1, 2019.

Operating lease commitment at March 31, 2019, as previously disclosed	$ 25
Adjustment to exclude service contracts previously classified as operating lease commitments	(14)
Adjustment to exclude lease not yet commenced at April 1, 2019	(1)
Remaining lease commitment at March 31, 2019	10
Adjustment to reflect discounting of the operating lease commitments at March 31, 2019, using the weighted average incremental borrowing rate	(1)
Lease liabilities at April 1, 2019 before exemptions	9
Exemptions applied upon recognition of lease liabilities: low-value leases	(2)
Lease liabilities recognized at April 1, 2019	$ 7

(Amounts are expressed in millions of Canadian dollars except where indicated)

2. BASIS OF PREPARATION (CONTINUED)

d. New standards and interpretations adopted (Continued)

IAS 19 - Employee Benefits

The IASB issued amendments to IAS 19 *Employee Benefits*. The amendments address the measurement of current service cost and net interest for the period after a plan amendment, curtailment or settlement. After such an event the actuarial assumptions need to be updated. There was no material impact on the consolidated financial statements.

IAS 23 - Borrowing Costs

The IASB issued amendments to IAS 23 *Borrowing Costs*. The amendments clarify the interest rate to be used to capitalize interest on borrowed funds and differentiates between general borrowings and specific borrowings. The amendments had no impact on the March 31, 2020 consolidated financial statements.

e. New standards and interpretations not yet adopted

New standards, amendments to standards and interpretations not yet effective at March 31, 2020 and have not been applied in the preparation of the March 31, 2020 consolidated financial statements are summarized in the following table.

Standard	Effective date
IAS 1 Presentation of Financial Statements	April 1, 2020
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	April 1, 2020

The IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify the definition of material and align the definition used in the Conceptual Framework for Financial Reporting and the standards themselves. NB Power does not expect the amendments to have a material impact on the financial statements.

3.   SIGNIFICANT ACCOUNTING POLICIES

This describes the accounting policies used in preparing the consolidated financial statements. It contains the following sections.

Note reference	Name
Note 3.a	Basis of consolidation
Note 3.b	Rate regulation
Note 3.c	Materials, supplies and fuel inventory
Note 3.d	Property, plant and equipment
Note 3.e	Intangible assets
Note 3.f	Long-term debt
Note 3.g	Decommissioning liabilities
Note 3.h	Post-employment benefits
Note 3.i	Provisions
Note 3.j	Revenue
Note 3.k	Government grants
Note 3.l	Foreign exchange transactions
Note 3.m	Leases
Note 3.n	Financial Instruments
Note 3.o	Derivatives

a.   Basis of consolidation

Subsidiary

NB Power's consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary, New Brunswick Energy Marketing Corporation. All inter-company transactions and balances have been eliminated on consolidation.

Investment funds

NB Power's nuclear fund investments, the nuclear decommissioning and used fuel management funds include an investment in a unit trust, the "NBP Canadian Long-Term Bond Fund", of which NB Power is the primary beneficiary of the fund. As a result, NB Power has consolidated the underlying investments in this fund.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred at acquisition date fair value. The acquired identifiable assets and assumed liabilities are measured at their fair value at the date of acquisition. Any excess of the consideration transferred over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the consideration transferred below the fair value of the net assets acquired is recorded as a gain in net income. Associated transaction costs are expensed when incurred.

3.   **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

a.   **Basis of consolidation (Continued)**

Business combinations (Continued)

NB Power recognizes the consideration paid, assets acquired and liabilities assumed at their acquisition date fair values, recognizing any goodwill acquired or gain on purchase. The purchase price allocation requires significant judgments in the identification of the acquired assets and assumed liabilities. To determine the fair values of the identified assets and liabilities NB Power will use the discounted cash flow method and other accepted valuation techniques that require assumptions about business strategies, growth rates, operating costs, discount rates and other economic factors.

For business combinations, the acquisition date is generally the date on which the acquirer legally transfers the consideration, acquires the assets and assumes the liabilities of the acquiree. However, acquisition date may differ from this date if NB Power obtains control on a date that is either earlier or later than this date. For example, the acquisition date precedes the closing date if a written agreement provides that NB Power obtains control of the acquiree on a date before the closing date. NB Power considers all pertinent facts and circumstances in identifying the acquisition date.

b.   **Rate regulation**

NB Power has adopted IFRS 14 as at March 31, 2016. Under IFRS 14, regulatory balances are recognized for rate setting and financial reporting purposes if the New Brunswick Energy and Utilities Board (EUB) approves the regulatory treatment or if management believes the regulatory treatment is probable. Regulatory debit balances represent costs incurred in excess of amounts billed to the customer at EUB approved rates. Regulatory credit balances represent amounts billed to the customer at EUB approved rates in excess of costs incurred by NB Power.

Regulatory debit balances are recognized if it is probable that future billings in an amount at least equal to the deferred costs will result from inclusion of that cost in allowable costs for rate-making purposes. The regulatory debit balances are assessed on an ongoing basis for recoverability and should management no longer consider it probable that an asset will be recovered, the deferred costs are charged to earnings in that period.

The following items have resulted in accounting treatments which differ from IFRS for entities operating in an unregulated environment and regulated entities that did not adopt IFRS 14

- allowance for funds used during construction (AFUDC),
- Point Lepreau Nuclear Generating Station (PLNGS) refurbishment, and
- lawsuit settlement with Petroleos de Venezuela S.A. (PDVSA).

Regulatory balances that do not meet the definition of an asset or liability under any other standard are segregated on the consolidated statement of financial position as regulatory balances and on the consolidated statement of earnings as net changes in regulatory balances.

The measurement of regulatory balances is subject to certain estimates and assumptions.

3.   **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

c.   **Materials, supplies and fuel inventory**

Inventories are recorded at the lower of cost or net realizable value. Inventories of materials, supplies, and fuel other than nuclear fuel are valued at average cost. Nuclear fuel is valued at cost using the first-in, first-out method. The cost of inventory includes directly attributable costs of bringing the inventory to the location and condition necessary to be used.

Renewable energy credits are valued at the lower of average cost and net realizable value. Qualifying renewable energy projects receive renewable energy credits for the generation and delivery of renewable energy. These credits can be traded and are primarily sold under fixed contracts. Revenue for these contracts is recognized at a point in time, upon generation of the associated electricity. Any credits generated above contracted amounts are held in inventory, with the offset recorded as a decrease in operating expenses.

d.   **Property, plant and equipment**

Property, plant and equipment (PP&E) is recorded at cost. If significant parts of PP&E have different useful lives they are recorded as separate components of PP&E.

Cost of additions

The cost of additions to PP&E includes expenditures that are directly attributable to the acquisition of the asset.

The cost of self-constructed assets includes expenditures that are directly attributable to the construction of the asset including

- contracted services,
- direct labour and material,
- borrowing costs on qualifying assets,
- estimated costs of decommissioning,
- estimated costs of the removal of used nuclear fuel,
- corporate overhead directly attributable to the constructed asset, and
- other expenses directly related to capital projects,

less

- revenue generated during commissioning, and
- government grants.

Major inspections and overhauls

NB Power incurs costs at its generating stations for major inspections and overhauls. These costs are capitalized if they are considered qualifying capital and occur in regular intervals of at least two years. They are capitalized as separate components and depreciated over the period to the next major inspection or overhaul. Day-to-day maintenance costs are expensed as incurred.

(Amounts are expressed in millions of Canadian dollars except where indicated)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

d. Property, plant and equipment (Continued)

Borrowing costs on qualifying assets

Interest is capitalized if a project is six months or longer in duration. Borrowing costs are calculated monthly based on the weighted average cost of general borrowings.

Subsequent expenditures

NB Power assesses subsequent expenditures related to PP&E to determine if they are capital or operating in nature. Subsequent expenditures are capitalized if they increase the future economic benefits of the asset.

Depreciation

Depreciation is provided for all assets on a straight-line basis over the estimated useful life of each component of PP&E. Depreciation commences when the asset is available for use.

Estimated service lives

The estimated service lives of PP&E are reviewed annually and any changes are applied prospectively.

The following are the major categories of PP&E and estimated service lives.

Assets	Years
Nuclear generating station	2 - 57
Hydro generating stations	4 - 100
Thermal generating stations	2 - 64
Combustion turbine generating stations	10 - 40
Transmission system	19 - 70
Terminals and substations	23 - 62
Distribution system	12 - 53
Buildings and properties	49 - 54
Computer systems	6
Motor vehicles	8 - 22
Miscellaneous assets	15

Derecognition

A component of PP&E is derecognized when it is taken out of service or if there is no future economic benefit expected from its use. When a component is derecognized the cost and accumulated depreciation are written off with the gain or loss on disposal recognized as depreciation expense.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

d. Property, plant and equipment (Continued)

Impairment

NB Power evaluates its PP&E annually to assess indicators of potential impairment. If impairment is identified, an impairment loss will be recognized in earnings equal to the amount by which the carrying amount exceeds the recoverable amount.

e. Intangible assets

Intangible assets are recorded at cost and amortized over their estimated useful lives.

Assets	Years
Nepisiguit Falls (statutory right)	50
Software	6
Other	6 - 20

f. Long-term debt

Long-term debt is recorded at amortized cost using the effective interest method. The estimated fair value of the long-term debt is disclosed in Note 27 using market values or estimates of market values based on debt with similar terms and maturities. The unamortized balance of the discounts and premiums are included in long-term debt and amortized over the term of the debt issue to which they pertain on an effective interest basis.

g. Decommissioning liabilities

Assets for which decommissioning liabilities are, or could be, recorded include

- nuclear and thermal generating stations,
- water heaters, and
- hydro generating stations, transmission and distribution assets.

Nuclear and thermal generating stations

NB Power has recorded provisions for the estimated future costs of managing used nuclear fuel, and decommissioning the nuclear and thermal generating stations.

3. **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

    g. **Decommissioning liabilities (Continued)**

        Nuclear and thermal generating stations (Continued)

        Calculations of anticipated costs

        The calculations of the anticipated future costs are based on detailed studies that take into account various assumptions regarding

        - the method and timing of dismantling the nuclear and thermal generating stations,
        - the cost of transporting nuclear material to permanent storage facilities, and
        - estimates of inflation rates in the future.

        NB Power reviews such calculations annually due to

        - potential developments in the decommissioning and used nuclear fuel management technologies, and
        - changes in the various assumptions and estimates inherent in the calculations.

        Calculation methodology

        The Nuclear Waste Management Organization was established by the *Nuclear Fuel Waste Act*. The methodology used by NB Power to calculate the liability for used nuclear fuel management is consistent with the Nuclear Waste Management Organization's recommendations as approved by Natural Resources Canada.

        Costs recognized as liabilities

        The estimated present values of the following costs have been recognized as a liability as at March 31, 2020, the

        - fixed-cost portion of used nuclear fuel management activities, which is required regardless of the volume of fuel consumed,
        - variable-cost portion of used nuclear fuel management activities to take into account actual fuel volumes incurred up to March 31, 2020, and
        - costs of decommissioning the nuclear and thermal generating stations at the end of their useful lives.

        The liability for used nuclear fuel management is increased for the cost of disposing the nuclear fuel bundles used each year with the corresponding amounts charged to operations through fuel expense.

        The liability accounts are charged for current expenditures incurred related to the following

        - used nuclear fuel management, and
        - nuclear and thermal plant decommissioning.

        Accretion expense

        Accretion is the increase in the carrying amount of the liability due to the passage of time at the discount rate used in determining the amount of the provision.

3.   **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

g.   **Decommissioning liabilities (Continued)**

Nuclear and thermal generating stations (Continued)

Accretion is calculated on the liabilities for used nuclear fuel management and nuclear and thermal plant decommissioning. Specifically, the accretion expense is

- calculated using NB Power's credit adjusted risk-free rate and a duration spread to take into consideration the long-term nature of these liabilities, and
- classified as finance costs.

Water heaters

NB Power has recorded a provision for the estimated future costs of permanently removing rented water heaters from customers' homes.

Calculations of anticipated costs

The calculations are based on NB Power's history of water heater removal and include estimates for inflation. NB Power revises the estimates and assumptions annually.

Hydro generating stations, transmission and distribution assets

NB Power will record an obligation for these assets, if at some point in the future, a removal date becomes certain and the present value of the obligation is no longer immaterial. In May 2019, the Board of Directors approved a plan to decommission the Milltown Hydro Generating Station. The present value of the decommissioning cost was recognized as a liability in the March 31, 2020 consolidated statement of financial position with an expected decommissioning date in 2022.

NB Power expects to use the majority of its other hydro generating stations, transmission and distribution assets for an indefinite period of time, and with either maintenance efforts or rebuilding, the assets are expected to be used for the foreseeable future. As a result, the present value of any obligation is immaterial. If, at some future date, it is determined that a particular asset will not meet this perpetuity assumption, it will be reviewed to determine whether an estimable decommissioning liability exists, at which time an obligation would be recorded.

Without additional capital improvements, the Mactaquac Generating Station is expected to reach the end of its service life in 2030. NB Power has proposed a capital project that will ensure the station can operate to its intended 100-year lifespan to 2068 with the possibility of even further life extension. This will involve a modified approach to maintenance and adjustments and replacement of equipment over time.

NB Power will record a decommissioning liability if a constructive or legal obligation arises.

3.   **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

h.   **Post-employment benefits**

NB Power's post-employment programs include

- New Brunswick Public Service Pension Plan (NBPSPP),
- pension plan for NB Coal employees,
- retirement allowance program,
- early retirement program, and
- other long-term benefits.

NB Power employees are members of the NBPSPP.

The NBPSPP was established on January 1, 2014 for the employees of the Province of New Brunswick, its crown corporations and provincial agencies. Contributions are made by both participating employers and the employees and these are generally fixed; however, base benefits are not guaranteed. The NBPSPP is a multi-employer, shared risk plan. The plan assets and liabilities are not segregated in separate accounts for each member entity. Since it is not practicable or feasible to obtain all of the information required for a materially precise attribution of NB Power's portion of the obligation, NB Power uses defined contribution accounting to account for its portion of the NBPSPP.

The pension plan for NB Coal employees is a defined benefit pension plan for its former employees. There are no active members. NB Power makes special contributions annually to maintain the funding position.

The remaining plans are unfunded post-employment plans and are only funded in the year the expenditures are made. NB Power uses defined benefit accounting to account for these plans.

The post-employment benefit obligations are determined by actuarial valuations. The valuations use assumptions to determine the present value of the defined benefit obligations. The assumptions are

- determined at March 31,
- based on market interest rates of high-quality corporate bonds, that match the timing of the expected benefit payments, and
- management's best estimate on salary and wage projections to expected retirement dates.

Current service costs are charged to earnings as an operations, maintenance and administration (OM&A) expense. Interest expense is calculated by applying the same discount rate as used to measure the defined benefit obligation. Net interest is charged to finance costs. Actuarial gains and losses are recognized immediately in other comprehensive income. A curtailment occurs if there is a significant reduction in the benefits related to future service. A curtailment is recognized when the event giving rise to the change has occurred.

i.   **Provisions**

A provision is recognized if NB Power has a present legal or constructive obligation as a result of a past event, it can be measured reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions that are long-term in nature are measured at their present value by discounting the expected future cash flows using NB Power's credit adjusted risk-free rate.

3.   **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

j.   **Revenue**

Performance obligation and revenue recognition policy

In-province electricity sales

In-province electricity sales are deemed to have a single performance obligation as they represent a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. These performance obligations are considered to be satisfied over time as electricity is transferred and used by the customer and measured using meters. Revenue recognition is based on the volume delivered to the customer and prices are based on a cost of service model which is reviewed and approved by the EUB. Customers have different billing dates and the month end date is not necessarily the billing date; therefore, a revenue accrual is recorded at the end of each month to account for the unbilled revenue. Sales that are deemed not collectible are not recorded as revenue.

Out-of-province electricity sales

Out-of-province electricity sales are recognized on a daily basis as the energy is transferred and used by customers and are based on either market price at the time of sale or contract prices for long-term contracts.

Customer contributions

Customer contributions are recorded in the consolidated financial statements in provisions for other liabilities and charges. The customer contributions, which represent NB Power's obligation to continue to provide the customers access to the supply of electricity, are recognized in earnings, as miscellaneous revenue on a straight-line basis over the estimated lives of the contracts with customers. When contracts with customers are perpetual and the related contributed asset is used to provide ongoing goods or services to customers, the life of the contract is estimated to be equivalent to the economical useful life of the asset to which the contribution relates. Refundable contributions are recorded in current liabilities until such time they are no longer refundable.

k.   **Government grants**

Government grants are received to compensate for certain types of expenditures incurred. These grants are offset against expenses during the period in which the expense is recognized. Government grants related to PP&E are classified in PP&E and depreciated over the life of the related asset.

l.   **Foreign exchange transactions**

NB Power's functional currency is the Canadian dollar. Transactions in currencies other than the functional currency are translated based on the nature of the item.

- Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the exchange rate prevailing at the statement of financial position date.
- Non-monetary items denominated in foreign currencies are translated to Canadian dollars at the historical exchange rate. Gains and losses on translation are recorded in earnings.
- For transactions qualifying for hedge accounting, the gains and losses from effective cash flow hedges are recognized in other comprehensive income.

3. **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

    m. **Leases**

        NB Power as a lessee

        NB Power considers whether a contract is, or contains a lease, based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. When a contract contains a lease, NB Power records a right-of-use asset and lease liability.

        The right-of-use asset represents the right to use the underlying asset. Right-of-use assets are measured at cost, which is based on the initial amount of the lease liability in addition to various adjustments. These adjustments include lease payments made at or before the commencement date, initial direct costs incurred, an estimate of costs to dismantle and remove the leased asset, restore the underlying asset, or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated over the earlier of the end of the useful life of the asset or the related lease term.

        The lease liability represents the obligation to make future lease payments. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The discount rate used is the interest rate implicit in the lease to the extent that it can be readily determined. When the implicit interest rate is not readily determined, NB Power's incremental borrowing rate is used. In determining the lease term, renewal and termination options are taken into account if it is reasonably certain that they will be exercised. The lease liability is subsequently increased by interest costs and decreased by lease payments.

        NB Power applies the following practical expedients permitted under IFRS 16

        - elects to not recognize right-of-use assets and lease liabilities for short-term leases of 12 months or less and lease of low-value (less than $5 thousand USD). NB Power recognizes the lease payments associated with these leases as an expense in the consolidated statement of earnings.

        NB Power as a lessor

        When acting as a lessor, NB Power classifies leases as either operating or finance leases. NB Power has determined all leases where NB Power is the lessor to be operating leases.

    n. **Financial instruments**

        A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity (for example, accounts receivable / accounts payable).

        Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued and their characteristics.

        The nuclear decommissioning and used fuel management funds are managed by Vestcor Investment Management Corporation.

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

n.   Financial instruments (Continued)

The classification of the financial instruments are outlined in the following table.

Financial instrument	Classification
Financial assets	
Cash	Amortized cost
Accounts receivable	Amortized cost
Sinking fund receivable	Amortized cost
Derivative assets	Fair value through profit or loss and fair value hedging instruments
Nuclear decommissioning and used fuel management funds	
NBP Canadian Long-Term Bond Fund	Fair value through OCI
Investments in various unit trusts, and direct interests in private real estate and infrastructure investments	Fair value through profit or loss
Financial liabilities	
Short-term indebtedness	Other liabilities
Accounts payable and accrued liabilities	Other liabilities
Accrued interest	Other liabilities
Long-term debt	Other liabilities
Lease liabilities	Other liabilities
Derivative liabilities	Fair value through profit or loss and fair value hedging instruments

Amortized cost

Financial assets classified as amortized cost are measured at the amount recognized at initial recognition minus principal repayments, plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount, and any loss allowance. Changes in fair value are recognized in earnings when the asset is derecognized or reclassified.

3.   **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

n.   **Financial instruments (Continued)**

Fair value through profit or loss (FVTPL)

Financial assets and liabilities in this category are typically acquired principally for the purpose of selling in the short-term or are designated as such upon initial recognition. Financial instruments are designated as FVTPL if NB Power manages these investments and makes purchase and sale decisions based on their value according to NB Power's documented risk management of investment strategy. These assets and liabilities are measured at fair value at the statement of financial position date. Changes in fair value are included in net earnings.

Fair value through OCI (FVOCI)

Financial instruments classified as fair value through OCI are subsequently measured at fair value, with changes in fair value recognized in other comprehensive income (loss). On derecognition, gains and losses accumulated in other comprehensive income (loss) are reclassified to the consolidated statement of income.

Other liabilities

All NB Power's financial liabilities, except for derivative liabilities designated as fair value through profit or loss, are included in this category. They are recorded at amortized cost, using the effective interest method.

Effective interest method and transaction costs

NB Power uses the effective interest method to recognize interest income or expense on the above-noted financial instruments. The effective interest method discounts estimated future cash payments over an instrument's expected life, or a shorter period if appropriate, down to the net carrying amount at the statement of financial position date. The calculation includes earned or incurred

- transaction costs,
- fees,
- premiums, and
- discounts.

Transaction costs associated with fair value through profit or loss instruments are expensed as they are incurred.

o.   **Derivatives**

A derivative is a financial instrument or other contract with all three of the characteristics below

- value changes with underlying variable (for example, market index),
- little or no initial investment required, and
- settled at a future date.

Under derivative contracts, NB Power settles amounts based on the difference between an index-based monthly cumulative floating price and a fixed price. The resultant fixed price is reflected in net earnings.

NEW BRUNSWICK POWER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended March 31, 2020
(Amounts are expressed in millions of Canadian dollars except where indicated)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o. Derivatives (Continued)

Derivatives are recognized on the statement of financial position at their fair value. Changes in fair value are recognized in earnings unless the instrument meets the criteria for hedge accounting.

Cash flow hedges

NB Power uses derivatives to manage or "hedge" certain exposures. It does not use them for speculative or trading purposes. Certain derivative financial instruments held by NB Power are eligible for hedge accounting.

Documentation

To be eligible for hedge accounting, NB Power formally documents

- all relationships between hedging instruments and hedged items at their inception,
- its assessment of the effectiveness of the hedging relationship, and
- its hedging objectives and strategy underlying various hedge transactions.

This process includes linking all derivatives to specific assets and liabilities on the consolidated statement of financial position or to specific forecasted transactions.

Accounting for cash flow hedges

Derivatives eligible for hedge accounting are recognized on the consolidated statement of financial position at their fair value. The accounting for changes in fair value depends on their effectiveness as hedges. In broad terms, a derivative is an effective hedge of another item when changes in their fair value or cash flows closely offset each other. Due to the nature of some of the hedging relationships, the fair values or cash flows do not perfectly offset, which represents the ineffective portions.

The following table describes how the changes in a derivative's fair value are recognized.

This portion	is recognized in
effective	other comprehensive income, outside net earnings for the year
ineffective	net earnings

The amounts accumulated in other comprehensive income are reclassified to earnings in the same period during which the hedged forecasted cash transaction affects earnings.

Discontinuing hedge accounting

If a forecasted transaction is no longer expected to occur, NB Power ceases hedge accounting at that point and any gains or losses previously accumulated in other comprehensive income are then recognized immediately in net earnings.

(Amounts are expressed in millions of Canadian dollars except where indicated)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o. Derivatives (Continued)

Discontinuing hedge accounting (Continued)

If a hedging instrument is sold or terminated before it matures, it ceases to be effective as a hedge, or designation is revoked, hedge accounting is discontinued prospectively. Gains or losses up to the date the hedge was discontinued remain in other comprehensive income and will be recognized in earnings in the period the forecasted cash transaction impacts earnings. Gains and losses after discontinuance of hedge accounting are recognized in earnings at that time.

4. RATE REGULATION

NB Power is a rate-regulated utility and as such must submit to the EUB for approval

- an application of its schedules of rates it proposes to charge for its services,
- an application of the Open Access Transmission Tariff, or for any changes to the Transmission Tariff and revenue requirements at least every three years,
  - this revenue requirement is intended to collect sufficient revenue to cover its costs and to provide a return of 10 to 12 per cent on a deemed capital structure of 65 per cent debt and 35 per cent capital,
- an Integrated Resource Plan at least every three years for information purposes,
- a strategic, financial investment plan covering the next 10 fiscal years must be submitted annually for information purposes, and
- an application for approval of capital projects exceeding $50 million.

Regulatory balances

Regulatory balances may arise as a result of the rate-setting process.

All amounts recognized as regulatory balances are subject to legislation or regulatory approval. As such

- the regulatory authorities could alter the amounts recognized as a regulatory balance, at which time the change would be reflected in the financial statements, and
- certain remaining recovery and settlement periods are those expected by management and the actual recovery or settlement periods could differ based on regulatory approval.

5. ACCOUNTS RECEIVABLE

	2020	**2019**
Trade receivables	**$ 211**	$ 244
Allowance for doubtful accounts	**(5)**	(4)
Other receivables	**8**	4
Unbilled revenue	**65**	61
	$ 279	$ 305

NEW BRUNSWICK POWER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended March 31, 2020
(Amounts are expressed in millions of Canadian dollars except where indicated)

6.   MATERIALS, SUPPLIES AND FUEL

		2020		2019
Materials and supplies	$	34	$	30
Nuclear fuel		48		45
Coal		24		19
Heavy fuel oil		58		76
Petroleum coke		17		10
Renewable energy credits		15		5
Other fuel		27		27
	$	223	$	212

During the year, inventories of $4 million (2019 - $1 million) were written down to net realizable value. Inventories recognized as an expense during the year amounted to $213 million (2019 - $249 million).

(Amounts are expressed in millions of Canadian dollars except where indicated)

7. PROPERTY, PLANT AND EQUIPMENT

	Power generating stations	Transmission system	Terminals and substations	Distribution system	Other	Construction -in- progress	Total
Cost or deemed cost							
Balance, April 1, 2018	$ 3,813	$ 271	$ 411	$ 1,116	$ 202	$ 229	$ 6,042
Additions	-	-	-	-	13	308	321
Acquisitions through business combination	41	-	-	-	4	-	45
Decommissioning adjustments	57	-	-	-	-	-	57
Disposals	(29)	(1)	(4)	(13)	(4)	-	(51)
Transfers	140	37	42	51	15	(284)	1
Balance, March 31, 2019	4,022	307	449	1,154	230	253	6,415
Additions	**-**	**-**	**-**	**-**	**12**	**353**	**365**
Right-of-use additions	**6**	**-**	**-**	**-**	**6**	**-**	**12**
Decommissioning adjustments	**123**	**-**	**-**	**-**	**-**	**-**	**123**
Disposals	**(93)**	**(1)**	**(2)**	**(12)**	**(22)**	**-**	**(130)**
Right-of-use disposals	**-**	**-**	**-**	**-**	**(1)**	**-**	**(1)**
Transfers	**131**	**95**	**19**	**52**	**18**	**(326)**	**(11)**
Balance, March 31, 2020	**4,189**	**401**	**466**	**1,194**	**243**	**280**	**6,773**
Accumulated depreciation							
Balance, April 1, 2018	1,029	27	38	556	55	-	1,705
Depreciation expense	195	8	15	34	11	-	263
Disposals	(28)	(1)	(3)	(12)	(4)	-	(48)
Balance, March 31, 2019	1,196	34	50	578	62	-	1,920
Depreciation expense	**229**	**8**	**15**	**32**	**12**	**-**	**296**
Right-of-use depreciation expense	**3**	**-**	**-**	**-**	**2**	**-**	**5**
Disposals	**(92)**	**(1)**	**(2)**	**(11)**	**(20)**	**-**	**(126)**
Right-of-use disposals	**-**	**-**	**-**	**-**	**(1)**	**-**	**(1)**
Balance, March 31, 2020	**1,336**	**41**	**63**	**599**	**55**	**-**	**2,094**
Carrying amount, right-of-use assets							
Balance, March 31, 2019	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Balance, March 31, 2020	**3**	**-**	**-**	**-**	**4**	**-**	**7**
Carrying amount, total assets							
Balance, March 31, 2019	2,826	273	399	576	168	253	4,495
Balance, March 31, 2020	**$ 2,853**	**$ 360**	**$ 403**	**$ 595**	**$ 188**	**$ 280**	**$ 4,679**

(Amounts are expressed in millions of Canadian dollars except where indicated)

7. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

The amount of government grants classified as PP&E in 2020, was $2 million (2019 - $1 million). The contribution was received in support of the Smart Grid Atlantic Initiative. This grant is depreciated over the life of the associated asset.

The amount of interest capitalized to PP&E in 2020 is $7 million (2019 - $7 million) at the weighted average cost of borrowing of 4.77 per cent (2019 - 4.85 per cent) (Note 25).

8. INTANGIBLE ASSETS

	Nepisiguit Falls-statutory rights	Software	Other	Construction-in-progress	Total
Cost or deemed cost					
Balance, April 1, 2018	$ 19	$ 35	$ 2	$ 9	$ 65
Additions	-	-	-	15	15
Acquisitions through business combination	-	-	1	-	1
Disposals	-	(2)	-	-	(2)
Transfers	-	8	8	(17)	(1)
Balance, March 31, 2019	19	41	11	7	78
Additions	**-**	**-**	**-**	**3**	**3**
Disposals	**-**	**-**	**(7)**	**-**	**(7)**
Transfers	**-**	**11**	**-**	**(5)**	**6**
Balance, March 31, 2020	**19**	**52**	**4**	**5**	**80**
Accumulated amortization					
Balance, April 1, 2018	2	16	1	-	19
Amortization expense	-	6	-	-	6
Disposals and retirements	-	(2)	-	-	(2)
Balance, March 31, 2019	2	20	1	-	23
Amortization expense	**1**	**8**	**-**	**-**	**9**
Disposals and retirements	**-**	**-**	**(1)**	**-**	**(1)**
Balance, March 31, 2020	**3**	**28**	**-**	**-**	**31**
Carrying amount					
Balance March 31, 2019	17	21	10	7	55
Balance March 31, 2020	**$ 16**	**$ 24**	**$ 4**	**$ 5**	**$ 49**

9.   **NUCLEAR DECOMMISSIONING AND USED FUEL MANAGEMENT FUNDS**

This note describes the segregated funds established by NB Power as security for its nuclear decommissioning and used fuel management obligations. It contains information on the following

- fund requirements,
- NB Power's funds, and
- status of NB Power's funds.

Fund Requirements

The *Nuclear Fuel Waste Act* requires owners of used nuclear fuel in Canada to establish trust funds to finance the long-term management of used nuclear fuel. The Canadian Nuclear Safety Commission (CNSC) requires NB Power to maintain certain segregated funds to meet license conditions for the Point Lepreau Nuclear Generating Station. The investments contained in these established funds will be used to meet the *Nuclear Fuel Waste Act* requirements.

NB Power's Funds

NB Power has established the following funds, each held in a custodial account.

Fund	Trustee	Purpose	Funding requirement
Decommissioning segregated fund and used nuclear fuel segregated fund	Provincial Minister of Finance	To meet the license conditions for the Point Lepreau Nuclear Generating Station set by the CNSC	Determined annually based on the current obligations and market value of the funds. The amount of the contribution in the 2019/20 year was $nil (2018/19 - $nil)
Nuclear Fuel Waste Trust fund	BNY Mellon	To meet the Nuclear Fuel Waste Act and to meet the CNSC requirements	The Nuclear Fuel Waste Act requires NB Power to deposit to the trust fund an amount based on the approved funding formula. The amount of the contribution in the 2019/20 year was $4 million (2018/19 - $4 million)

NEW BRUNSWICK POWER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended March 31, 2020
(Amounts are expressed in millions of Canadian dollars except where indicated)

9. NUCLEAR DECOMMISSIONING AND USED FUEL MANAGEMENT FUNDS (CONTINUED)

Fair value of NB Power's Funds

The fair value of the investments contained in the established funds is outlined in the table below.

	Decommissioning and used nuclear fuel segregated funds	Nuclear Fuel Waste Trust fund	Total 2020	Total 2019
Fixed income	$ 139	$ 183	$ 322	$ 322
International equity	170	-	170	182
Alternative investments	76	-	76	76
Canadian equity	55	-	55	55
Private real estate	60	-	60	52
Public real estate	11	-	11	27
Public infrastructure	17	-	17	22
Private infrastructure	28	-	28	25
Private equity	16	-	16	5
Total investments contained in established funds	**$ 572**	**$ 183**	**$ 755**	**$ 766**

10. SINKING FUND RECEIVABLE

Pursuant to section 12 of the *Provincial Loans Act*, the Minister of Finance maintains a general sinking fund for the repayment of funded debt. NB Power pays the Province of New Brunswick one per cent of its outstanding debt annually; this will be returned to NB Power when the corresponding debt issues mature.

The following table shows the activity in the sinking fund.

	2020	2019
Sinking fund receivable, beginning of year	$ 562	$ 505
Sinking fund earnings	22	22
Foreign exchange gains	21	12
Installments	49	42
Redemptions	(61)	(19)
Sinking fund receivable, end of year	**$ 593**	**$ 562**

Refer to Note 27 Financial Instruments for fair value hierarchy information.

(Amounts are expressed in millions of Canadian dollars except where indicated)

11. OTHER ASSETS

Funded defined benefit pension plan

The former Mine Reclamation Inc. employees are members of the Pension Plan for Employees of NB Coal Limited. NB Coal Limited ceased operations on December 31, 2009, with the Plan ceasing at the same date. The Plan has no active members. All members are retirees, survivors, or deferred pensioners. The pension assets and liabilities of this plan are measured as at March 31, 2020. The most recent actuarial valuation for funding purposes for the Pension Plan for Employees of NB Coal Limited was completed as at January 1, 2017. The valuation reported plan assets of approximately $1 million higher than the accrued benefit obligation of $5 million, as such, an asset is recognized as other assets on the consolidated statement of financial position. The next valuation for funding purposes is as at January 1, 2020 which will be completed in September 2020.

12. REGULATORY BALANCES

NB Power has regulatory balances totaling $872 million at March 31, 2020 compared to $884 million at March 31, 2019.

The following tables disclose the activity of the regulatory balance accounts.

	Remaining recovery period (years)	Interest rate	Balance April 1, 2018	Balances arising during the year	Interest	Recovery	Balance March 31, 2019
PLNGS	21	4.85%	$ 814	$ -	$ 39	$ (61)	$ 792
PDVSA	22	4.85%	76	24	4	(17)	87
AFUDC	50	0%	4	1	-	-	5
			$ 894	$ 25	$ 43	$ (78)	$ 884

	Remaining recovery period (years)	Interest rate	Balance April 1, 2019	Balances arising during the year	Interest	Recovery	Balance March 31, 2020
PLNGS	20	4.77%	$ 792	$ -	$ 37	$ (60)	**$ 769**
PDVSA	21	4.77%	87	21	4	(16)	**96**
AFUDC	50	0%	5	2	-	-	**7**
			$ 884	$ 23	$ 41	$ (76)	**$ 872**

The following table details the net changes in regulatory balances recognized in the statement of earnings.

	2020	2019
Point Lepreau Nuclear Generating Station deferral	**$ (23)**	$ (22)
Lawsuit settlement with PDVSA	**9**	11
Allowance for funds used during construction	**2**	1
Net change in regulatory balances	**$ (12)**	$ (10)

(Amounts are expressed in millions of Canadian dollars except where indicated)

12. REGULATORY BALANCES (CONTINUED)

Point Lepreau Nuclear Generating Station refurbishment (PLNGS)

The regulatory balance related to PLNGS refurbishment, the EUB authorized a regulatory asset be established to capitalize period costs during the refurbishment period. These costs are recovered in rates over the remaining useful life of the refurbished station. This account accumulated the following costs over the refurbishment period (March 28, 2008 to November 23, 2012)

- the normal period costs (net of any revenue) incurred by PLNGS, and
- the costs of replacement power incurred during the refurbishment period,

less

- costs included in current rates.

The regulatory balance is being

- amortized over the refurbished station's operating life, and
- reflected in charges, rates and tolls to customers (section 139.4 of the *Electricity Act*).

Lawsuit settlement with Petroleos de Venezuela S.A. (PDVSA)

This regulatory balance relates to the lawsuit settlement with PDVSA, and reflects the EUB's ruling as to how the settlement benefits would be passed on to customers.

In 2007/08 NB Power recognized a regulatory balance relating to a lawsuit settlement with PDVSA. The settlement's benefits are being

- amortized over the Coleson Cove Generating Station's remaining useful life (23 years at time of the settlement; 21 years as at March 31, 2020), and
- passed on to customers over 17 years (4 years as of March 31, 2020), as approved by the EUB, on a levelized basis.

The regulatory deferral is in a debit position because the settlement's net benefits are passed on to customers faster than they are recognized by NB Power.

Allowance for Funds Used During Construction (AFUDC)

As at March 31, 2020, NB Power has a regulatory balance related to AFUDC for transmission assets. AFUDC represents a notional cost of capital allowance allowed by the EUB to be capitalized into rate base. It is calculated monthly on capital construction projects and added to the regulatory balance, with an offsetting amount recorded as a reduction of finance costs. AFUDC is based on NB Power's weighted average cost of capital and is amortized over the future life of the related assets and is expected to be recoverable through the Open Access Transmission Tariff.

13. SHORT-TERM INDEBTEDNESS

NB Power borrows funds for temporary purposes from the Province of New Brunswick. The balance at March 31, 2020 is $691 million (2019 - $897 million) with maturities ranging from April 1, 2020 to May 20, 2020 and a weighted average interest rate of 1.28 per cent (2019 - 1.73 per cent).

(Amounts are expressed in millions of Canadian dollars except where indicated)

14. LONG-TERM DEBT

NB Power borrows funds from the Province of New Brunswick to finance long-term requirements. This note provides details around NB Power's long-term debt. It contains information on

- year-end long-term debt,
- terms,
- interest rates,
- debt portfolio management fee, and
- principal repayments.

A reconciliation between the opening and closing long-term debt balance is provided below.

Long-term debt		
Balance, April 1, 2018	$	4,407
Debt retirements		(410)
Proceeds from long-term debt		600
Foreign exchange on long-term debt		12
Balance March 31, 2019		4,609
Debt retirement		**(450)**
Proceeds on long-term debt		**645**
Foreign exchange on long-term debt		**21**
Less current portion		**(378)**
Balance March 31, 2020	**$**	**4,447**

(Amounts are expressed in millions of Canadian dollars except where indicated)

14. LONG-TERM DEBT (CONTINUED)

The following table details the outstanding debt owing to the Province of New Brunswick.

Date of issue	Date of maturity	Effective interest rate (%)	Coupon rate (%)	Principal amount		Principal amount CAD$	Unamortized (discounts) premiums	Outstanding amount
October 1, 2013	May 15, 2020	9.96 %	9.75 %	$ 150	USD	$ 213	$ -	**$ 213**
October 1, 2013	May 1, 2022	8.86 %	8.75 %	100	USD	142	-	**142**
October 1, 2013	December 15, 2029	6.47 %	6.29 %	50		50	(1)	**49**
October 1, 2013	March 31, 2024	4.67 %	4.67 %	100		100	-	**100**
October 1, 2013	September 26, 2035	4.77 %	4.65 %	360		360	3	**363**
October 1, 2013	March 26, 2037	4.74 %	4.55 %	100		100	(1)	**99**
October 1, 2013	March 26, 2037	4.98 %	4.55 %	25		25	(1)	**24**
October 1, 2013	September 26, 2039	4.86 %	4.80 %	160		160	(1)	**159**
October 1, 2013	September 26, 2034	5.49 %	5.00 %	150		150	(1)	**149**
October 1, 2013	March 19, 2034	7.02 %	5.15 %	50		50	-	**50**
October 1, 2013	September 26, 2039	5.46 %	4.80 %	100		100	-	**100**
October 1, 2013	June 3, 2041	4.87 %	4.80 %	200		200	(2)	**198**
October 1, 2013	June 2, 2020	4.12 %	4.50 %	165		165	-	**165**
October 1, 2013	December 3, 2021	3.44 %	3.35 %	200		200	-	**200**
October 1, 2013	December 3, 2021	3.31 %	3.35 %	100		100	-	**100**
October 1, 2013	December 3, 2021	3.07 %	3.35 %	100		100	-	**100**
October 1, 2013	June 3, 2055	3.48 %	3.55 %	150		150	2	**152**
October 1, 2013	June 3, 2065	3.56 %	3.55 %	200		200	(1)	**199**
June 14, 2015	June 3, 2024	2.32 %	3.65 %	50		50	3	**53**
December 17, 2015	August 14, 2045	3.78 %	3.80 %	250		250	8	**258**
May 4, 2016	June 03, 2022	1.93 %	1.55 %	100		100	(1)	**99**
August 14, 2016	August 14, 2048	3.16 %	3.10 %	200		200	(2)	**198**
June 16, 2017	August 14, 2027	2.42 %	2.35 %	100		100	-	**100**
November 26, 2017	August 14, 2048	3.21 %	3.10 %	200		200	(4)	**196**
March 20, 2018	August 14, 2027	3.03 %	2.35 %	120		120	(5)	**115**
April 30, 2018	August 14, 2028	3.21 %	3.10 %	100		100	(1)	**99**
June 30, 2018	August 14, 2048	3.33 %	3.10 %	250		250	(11)	**239**
December 13, 2018	December 13, 2023	2.70 %	2.70 %	200		200	-	**200**
January 18, 2019	June 3, 2065	3.38 %	3.55 %	60		60	2	**62**
May 7, 2019	August 14, 2050	3.11 %	3.05 %	300		300	(4)	**296**
May 29, 2019	June 3, 2065	3.01 %	3.55 %	150		150	20	**170**
October 2, 2019	June 3, 2065	2.53 %	3.55 %	100		100	28	**128**
December 6, 2019	December 6, 2039	2.71 %	2.71 %	50		50	-	**50**
Total						$ 4,795	$ 30	**$ 4,825**

(Amounts are expressed in millions of Canadian dollars except where indicated)

14. LONG-TERM DEBT (CONTINUED)

Debt portfolio management fee

NB Power pays an annual debt portfolio management fee to the Province of New Brunswick amounting to 0.65 per cent (2019 - 0.65 per cent) of the total long-term debt and short-term indebtedness, net of the balance held in sinking funds receivable (Note 10), measured as at the beginning of the fiscal year. The management fee is included as a component of finance costs and accounted for as interest expense, refer to Note 25.

Principal repayments

Long-term debt principal repayments are due as follows.

Year Ending		Principal Repayment
March 31, 2021	**$**	**378**
March 31, 2022		**400**
March 31, 2023		**242**
March 31, 2024		**300**
March 31, 2025		**50**
Thereafter		**3,425**
Total	**$**	**4,795**

15. LEASE LIABILITY

Lease liabilities represent NB Power's obligation to make payments arising from a lease. Lease payments are represented as liabilities on a discounted basis. The table below is a reconciliation between the opening and closing lease liability.

April 1, 2019, on adoption of IFRS 16	$	7
Additions (new leases)		4
Lease payments		(6)
		5
Less: current portion of lease liability		(3)
March 31, 2020	$	2

During the year, no expenses or revenues were incurred in relation to variable lease payments, subleasing or sale and leaseback transactions.

During the year, there were no leases that met the investment property definition in IFRS 16. NB Power has included renewal options in calculating the liability for certain real estate leases.

(Amounts are expressed in millions of Canadian dollars except where indicated)

15. LEASE LIABILITY (CONTINUED)

The following table details the scheduled future minimum lease payments and the present value of lease liabilities.

	1 year	2-5 years
Future minimum lease payments	$ 3	$ 2
Present value of lease payments	$ 3	$ 2

Lease payments not recognized as a liability

NB Power has elected to not recognize a lease liability for low-value assets (under $5 thousand USD) or short-term leases (expected term of 12 months or less). Payments under these leases are expensed on a straight-line basis. During the year, short-term and low-value leases of $2 million, were recognized as an expense in the consolidated statement of earnings in operations, maintenance and administration expenses.

16. CAPITAL MANAGEMENT

NB Power is predominantly debt financed.

The percentage of net debt in capital structure is outlined in the table below.

As at March 31	2020	2019
Long-term debt	**$ 4,825**	$ 4,609
Short-term indebtedness	**691**	897
Total debt	**5,516**	5,506
Sinking fund receivable	**(593)**	(562)
Cash	**(3)**	(4)
Total net debt	**4,920**	4,940
Retained earnings	**473**	490
Accumulated other comprehensive (loss)	**(182)**	(113)
Total capital	**5,211**	5,317
Per cent net debt in capital structure	**94 %**	93 %

17. **DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITY**

This note provides details of NB Power's decommissioning liabilities. It contains information on

- nature of the liabilities,
- assumptions used for the liabilities, and
- liability balances at year-end dates.

Nature of the liability

The following table provides details on the decommissioning liabilities.

Liability	Nature	Funding Details
Hydro and thermal generating station decommissioning	Cost of decommissioning the hydro and thermal generating stations after the end of their service lives	The liability is not funded
Nuclear generating station decommissioning	Cost of decommissioning the nuclear generating station after the end of its service life	See Note 9 for details on the funding of this liability
Used nuclear fuel management	Cost of interim and long-term management of used nuclear fuel bundles generated by the nuclear generating station	See Note 9 for details on the funding of this liability
Water heaters	Cost of the removal of water heaters from the customer's homes	The liability is not funded

NEW BRUNSWICK POWER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended March 31, 2020
(Amounts are expressed in millions of Canadian dollars except where indicated)

17. **DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITY (CONTINUED)**

Assumptions used for the liabilities

The following are the key assumptions on which the decommissioning liabilities are based.

	Hydro and thermal decommissioning	Nuclear decommissioning	Used nuclear fuel management	Water heaters
Undiscounted amount of estimated cash flows to settle liability				
- 2020	$184	$1,138	$794	$3
- 2019	168	1,042	761	3
Reason for the increase or decrease to the liabilities	Decommissioning spending and changes to the liability resulting from updated cost estimates, changes to the timing of cash flows, and changes in discount rates offset by escalation	Decommissioning spending and changes to the liability resulting from updated cost estimates, changes to the timing of cash flows, and change in discount rate offset by escalation	Decommissioning spending and changes to the liability resulting from updated cost estimates, changes to timing of cash flows, and change in discount rate offset by escalation	No change
Cash expenditures required until the year	2049	2078	2185	2035
Rate used to discount cash flows				
- 2020	1.61 - 3.54%	4.16%	4.51%	3.32%
- 2019	2.45 - 3.61%	4.30%	4.71%	3.47%
Escalation rate to determine decommissioning liabilities	2.0%	2.0%	1.9% to 3.4%	2.0%

(Amounts are expressed in millions of Canadian dollars except where indicated)

17. DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITY (CONTINUED)

Liabilities at year-end

The following is a continuity schedule for each of the decommissioning liabilities.

	2020	2019
Hydro and thermal generating station decommissioning liability		
Balance, beginning of year	**$ 134**	$ 129
Add: Change to discount rate and change in cost estimates	**16**	1
Add: Accretion on thermal decommissioning liability	**5**	5
Less: Expenditures	**(2)**	(1)
Balance, end of year	**153**	134
Nuclear generating station decommissioning liability		
Balance, beginning of year	**426**	381
Add: Change to discount rate and change in cost estimate	**77**	30
Add: Accretion on nuclear decommissioning liability	**18**	17
Less: Expenditures	**(3)**	(2)
Balance, end of year	**518**	426
Used fuel management liability		
Balance, beginning of year	**353**	313
Add: Change to discount rate and change in cost estimate	**36**	32
Add: Accretion on used fuel management liability	**17**	15
Less: Expenditures	**(8)**	(7)
Balance, end of year	**398**	353
Water heaters		
Balance, beginning of year	**2**	2
Add: Change to discount rate and change in cost estimate	**1**	-
Balance, end of year	**3**	2
Total decommissioning and used fuel management liability	**$ 1,072**	$ 915

(Amounts are expressed in millions of Canadian dollars except where indicated)

18. POST-EMPLOYMENT BENEFITS

Unfunded benefit plans

Unfunded post-employment benefit plans include an early retirement plan, retirement allowances, and other future employee benefits.

The table below summarizes these plans.

		2020		2019
Early retirement obligation	**$**	**74**	$	81
Retirement allowance obligation		**17**		17
Other future employee benefits obligation		**26**		26
		117		124
Current portion of early retirement obligation, recorded in accounts payable and accrued liabilities		**(4)**		(5)
Post-employment benefits	**$**	**113**	$	119

Assumptions

	2020 %	2019 %
Discount rate, beginning of year	3.25	3.65
Discount rate, end of year	3.80	3.25
Long-term rate of compensation increases	2.50	2.50
Assumptions for benefit increases (percentage of Consumer Price Index)	2.00	2.00

a. Early retirement obligation

NB Power has an unfunded early retirement program. NB Power has had several programs in the past to incent employees to retire early. The early retirement program represents the obligation for those costs.

Accrued benefit obligation		2020		2019
Balance, beginning of year	**$**	**81**	$	81
Employee benefit expense		**2**		3
Benefits paid		**(4)**		(5)
Actuarial (gain) loss		**(5)**		2
Balance, end of year	**$**	**74**	$	81

Cost		2020		2019
Interest on early retirement obligation	**$**	**2**	$	3
Total benefit expense for the year	**$**	**2**	$	3

(Amounts are expressed in millions of Canadian dollars except where indicated)

18. POST-EMPLOYMENT BENEFITS (CONTINUED)

b. Retirement allowance obligation

NB Power has an unfunded retirement allowance program. The program provides a benefit of one week of salary per year of service up to a maximum of 26 weeks, when the employee retires. The latest actuarial calculation to estimate the liability was completed as at April 1, 2019.

NB Power has been phasing out the retirement allowance benefit over the last number of years. Employees were offered voluntary payouts of the accumulation of service. A number of employees took this opportunity thus reducing NB Power's accrued benefit obligation and current service cost.

Accrued benefit obligation	**2020**	**2019**
Balance, beginning of year	**$ 17**	$ 16
Employee benefit expense	**2**	2
Benefits paid	**(1)**	(2)
Actuarial (gain) loss	**(1)**	1
Balance, end of year	**$ 17**	$ 17

Cost	**2020**	**2019**
Current service cost	**$ 1**	$ 1
Interest on retirement allowance obligation	**1**	1
Total benefit expense for the year	**$ 2**	$ 2

c. Other future employee benefits obligation

Other future employee benefits include future payments to long-term disability plan for employees and the pension plan for executives.

Accrued benefit obligation	**2020**	**2019**
Balance, beginning of year	**$ 26**	$ 23
Employee benefit expense	**2**	2
Benefits paid	**(1)**	(1)
Actuarial (gain) loss	**(1)**	2
Balance, end of year	**$ 26**	$ 26

Cost	**2020**	**2019**
Current service cost	**$ 1**	$ 1
Interest on other post-employment benefits	**1**	1
Total benefit expense for the year	**$ 2**	$ 2

(Amounts are expressed in millions of Canadian dollars except where indicated)

18. POST-EMPLOYMENT BENEFITS (CONTINUED)

Cumulative actuarial losses

The cumulative actuarial losses recorded in other comprehensive income for NB Power's defined benefit plans are summarized in the following table.

		2020		2019
Balance, beginning of year	**$**	**(77)**	$	(72)
Actuarial gains (losses) on accrued benefit obligation				
- experience adjustments		**7**		(5)
Balance, end of year	**$**	**(70)**	$	(77)

Multi-employer pension plan

NB Power employees are members of the New Brunswick Public Service Pension Plan (NBPSPP), a multi-employer shared risk pension plan, as described in Note 3.h. The most recent actuarial valuation was completed as at January 1, 2019, when the NBPSPP was 108 per cent funded (January 1, 2018 - 112 per cent). The valuation reported plan assets in excess of the accrued benefit obligation of $7,069 million by $563 million. The next valuation is as at January 1, 2020 which will be completed in September 2020.

NB Power accounts for this multi-employer plan as a defined contribution pension plan.

Costs

Under the NBPSPP, NB Power's obligations are limited to the contributions for current service. The total contributions of all participating employers and employees were approximately $254 million (January 1, 2019 - $250 million). NB Power's contributions are charged to earnings when due. The employee benefits expense for the NBPSPP plan recorded in OM&A expense is summarized in the following table.

		2020		2019
Current service cost	**$**	**29**	$	28

NB Power expects to contribute approximately $30 million in contributions in 2021.

(Amounts are expressed in millions of Canadian dollars except where indicated)

19. PROVISIONS FOR OTHER LIABILITIES AND CHARGES

A reconciliation between the opening and closing provisions for other liabilities and charges is provided below.

	Land reclamation	Environmental liability	Customer contributions	Total
Provisions for other liabilities and charges				
Balance, April 1, 2018	$ 1	$ 11	$ 33	$ 45
Provisions made during the year	-	1	5	6
Provisions used during the year	(1)	(1)	(2)	(4)
Balance, March 31, 2019	-	11	36	47
Provisions made during the year	**-**	**1**	**11**	**12**
Provisions used during the year	**-**	**(1)**	**(1)**	**(2)**
Balance, March 31, 2020	**$ -**	**$ 11**	**$ 46**	**$ 57**

Environmental liability

NB Power has a long-term plan to treat acidic water drainage from an inactive mine. NB Power has recognized an unfunded environmental liability equal to the net present value of the expected future costs using a discount rate of 3.32 per cent (2019 - 3.47 per cent).

The total undiscounted amount of the estimated cash flows required to settle the liability is $12 million.

Customer contributions

NB Power has received non-refundable customer contributions in aid of construction of physical assets to connect these customers to a utility network and provide future energy requirements. These contributions are recognized as deferred revenue and recognized in earnings as miscellaneous revenue as described in Note 3.j.

20. REVENUE

a. Revenue from contracts

	2020	2019
Sales of electricity	**$ 1,848**	$ 1,709
Miscellaneous contract revenue	**42**	49
Total contract revenue	**$ 1,890**	$ 1,758

(Amounts are expressed in millions of Canadian dollars except where indicated)

20. REVENUE (CONTINUED)

b. Contract balances

The following table provides information about receivables, contracts assets and contract liabilities from contracts with customers.

	2020	2019
Accounts receivable, included in trade or other receivables	**$ 211**	$ 244
Contract assets - unbilled revenue	**65**	61
Contract liabilities, included in accounts payable and accrued liabilities	**(46)**	(36)

The contract assets represent unbilled revenue and relate to the rights to consideration for electricity transferred and used by the customer but not billed at the reporting date.

During the period ended March 31, 2020, contract assets were impaired by $1 million (2019 - $nil). Refer to Note 28 for the calculation of the impairment charge on contract assets. The contract assets are transferred to accounts receivable when the rights become unconditional. This generally occurs when an invoice is issued to the customer.

The contract liabilities primarily relate to customer contributions that NB Power receives towards certain costs of construction. This liability is recognized in earnings, as miscellaneous revenue, on a straight-line basis over the estimated lives of the contracts with customers. When contracts with customers are perpetual and the related contributed asset is used to provide ongoing goods or services to customers, the life of the contract is estimated to be equivalent to the economical useful life of the asset to which the contribution relates. The amount of customer contributions recognized as revenue for the year ended March 31, 2020 is $1 million (2019 - $1 million).

The amount of revenue recognized in the year ended March 31, 2020 from performance obligations satisfied (or partially satisfied) is $nil (2019 - $nil).

NEW BRUNSWICK POWER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended March 31, 2020
(Amounts are expressed in millions of Canadian dollars except where indicated)

20. **REVENUE (CONTINUED)**

c.   **Disaggregation of revenue from contracts with customers**

In the following table, revenue from contracts with customers is disaggregated by revenue stream. The in-province stream is further disaggregated by customer type, the out-of-province stream by contract type and miscellaneous revenue by major product and service.

	2020	2019
Sales of electricity - In-Province		
Residential	$ 669	$ 671
Industrial	312	302
General Service	297	299
Wholesale	116	119
Streetlights	21	21
Unmetered	5	4
	1,420	1,416
Sales of electricity - Out-of-Province		
Canadian sales		
Canadian Sales long-term contracts	102	102
Canadian Sales short-term contracts	65	41
USA sales		
US Sales long-term contracts	232	116
US Sales short-term contracts	29	34
	428	293
Total sales of electricity	1,848	1,709
Miscellaneous		
Customer related revenue	18	17
Pole attachments	4	4
Transmission revenue	14	22
Miscellaneous contract revenue	6	6
	42	49
Total contract revenue	$ 1,890	$ 1,758

(Amounts are expressed in millions of Canadian dollars except where indicated)

21. MISCELLANEOUS REVENUE

		2020		2019
Net transmission revenue	$	14	$	22
Customer related revenue		18		17
Water heater rental		22		22
Pole attachment revenue		4		4
Other miscellaneous income		18		22
	$	76	$	87

22. OPERATIONS, MAINTENANCE AND ADMINISTRATION

		2020		2019
Salaries and benefits	$	268	$	247
Hired services		135		125
Materials and supplies		33		37
Vehicles and equipment		27		25
Provision for losses		4		2
Other		62		57
	$	529	$	493

During the year, government grants totaling $9 million (2019 - $2 million) were received or receivable. The contributions were received for the purpose of funding efficiency programs to residents of New Brunswick $8 million (2019 - $2 million), and as a contribution towards the cost of the Smart Grid Atlantic Initiative $1 million (2019 - $nil). The grants have been offset against operations, maintenance and administration expense.

23. DEPRECIATION AND AMORTIZATION

		2020		2019
Property, plant and equipment	$	296	$	263
Depreciation of right-of-use asset		5		-
Amortization of intangible assets		9		6
Loss on disposal of assets		8		2
	$	318	$	271

(Amounts are expressed in millions of Canadian dollars except where indicated)

24. TAXES

		2020		2019
Property tax	$	23	$	23
Utility and right of way taxes		24		22
	$	47	$	45

25. FINANCE COSTS

		2020		2019
Interest on long-term and short-term debt	$	211	$	208
Accretion		40		37
Debt portfolio management fee		32		31
Foreign exchange on long-term debt		21		12
Interest on post-employment benefits		4		5
Foreign exchange translation gains and losses		(2)		1
		306		294
Interest capitalized during construction		(7)		(7)
	$	299	$	287

(Amounts are expressed in millions of Canadian dollars except where indicated)

26. LOANS AND BORROWING

A reconciliation of movements of liabilities to cash flows arising from financing activities is provided below

	Sinking funds	Long-term debt	Lease liability	Short-term debt	Total
Balance at April 1, 2018	$ (505)	$ 4,407	$ -	$ 871	$ 4,773
Changes from financing cash flows					
Sinking fund installments	(42)	-	-	-	(42)
Sinking fund redemptions	19	-	-	-	19
Increase in short-term indebtedness	-	-	-	26	26
Proceeds on long-term debt	-	600	-	-	600
Debt retirements	-	(410)	-	-	(410)
Total changes from financing cash flows	(23)	190	-	26	193
Other changes					
Sinking fund earnings	(22)	-	-	-	(22)
Foreign exchange (gains) losses	(12)	12	-	-	-
Total other changes	(34)	12	-	-	(22)
Balance at March 31, 2019	(562)	4,609	-	897	4,944
Changes from financing cash flows					
Sinking fund installments	(49)	-	-	-	(49)
Sinking fund redemptions	61	-	-	-	61
(Decrease) in short-term indebtedness	-	-	-	(206)	(206)
Proceeds on long-term debt	-	645	-	-	645
Debt retirements	-	(450)	-	-	(450)
Principal repayment of finance lease obligation	-	-	(6)	-	(6)
Total changes from financing cash flows	12	195	(6)	(206)	(5)
Other changes					
Sinking fund earnings	(22)	-	-	-	(22)
Foreign exchange (gains) losses	(21)	21	-	-	-
Asset additions	-	-	12	-	12
Lease transition entry	-	-	(1)	-	(1)
Total other changes	(43)	21	11	-	(11)
Balance at March 31, 2020	$ (593)	$ 4,825	$ 5	$ 691	$ 4,928

27. **FINANCIAL INSTRUMENTS**

A financial instrument (Note 3.n) is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity (for example, accounts receivable/accounts payable).

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A financial instrument's fair value at a given date (including fair values of forward contracts used for hedging purposes, and other derivative positions) reflects, among other things, differences between the instrument's contractual terms and the terms currently available in the market.

The financial instruments carried at fair value are classified using a fair value hierarchy which has three levels.

Level 1: Fair value determination is based on inputs that are quoted prices in active markets for identical assets or liabilities.

Level 2: Fair value is determined using inputs, other than quoted prices in level 1 that are observable for the financial asset or financial liability, either directly or indirectly. These inputs include quoted prices for similar financial instruments in active markets, quoted price for similar instruments that are not active, and inputs other than quoted prices that are observable for the instrument. These are inputs that are derived principally from, or corroborated by, observable market data.

Level 3: Fair value is determined based on valuation models using inputs that are not based on observable market data. Unobservable inputs reflect subjective assumptions that market participants may use in pricing the investments.
The investments classified as level 3 include private real estate and private infrastructure investments.
Real estate and infrastructure valuations are reported by the fund managers and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, capitalization rates, discounted future cash flows and market-based comparable data.

Refer to Note 28 Financial Instrument Risk Management, Market risk, for the sensitivity analysis.

(Amounts are expressed in millions of Canadian dollars except where indicated)

27. FINANCIAL INSTRUMENTS (CONTINUED)

Fair Value of Financial Instruments (Continued)

The following table is a summary of NB Power's outstanding financial instruments.

		March 31, 2020		March 31, 2019	
	Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets					
Cash	1	**$ 3**	**$ 3**	$ 4	$ 4
Accounts receivable	1	**279**	**279**	305	305
Nuclear decommissioning and used fuel management fund					
FVTPL investments	2 - 3	**755**	**755**	756	756
FVOCI investments	2	**-**	**-**	10	10
Sinking fund receivable	1	**593**	**593**	562	562
Derivative assets	2	**46**	**46**	24	24
Total financial assets		**1,676**	**1,676**	1,661	1,661
Financial liabilities					
Short-term indebtedness	1	**691**	**691**	897	897
Accounts payable and accrued liabilities	1	**295**	**295**	294	294
Accrued interest on short and long-term debt	1	**42**	**42**	46	46
Long-term debt	2	**4,825**	**5,403**	4,609	5,115
Derivative liabilities	2	**126**	**126**	23	23
Total financial liabilities		**$ 5,979**	**$ 6,557**	$ 5,869	$ 6,375

The fair value hierarchy for the nuclear decommissioning and used fuel management funds is outlined in the following table.

Hierarchy	2020	2019
Level 2	**$ 651**	$ 686
Level 3	**104**	80
	$ 755	$ 766

Transfers between levels 1 and 2

There were no transfers between levels 1 and 2 in 2020.

27. FINANCIAL INSTRUMENTS (CONTINUED)

Hierarchy Level 3 Investment Continuity

The nuclear decommissioning and used fuel management funds have investments carried at fair value hierarchy level 3. The following table is the investment continuity of level 3.

Balance April 1, 2018	$	62
Purchases		19
Sales		(5)
Gains recognized in earnings		4
Balance, March 31, 2019		80
Purchases		**27**
Sales		**(7)**
Gains recognized in earnings		**4**
Balance, March 31, 2020	$	**104**

Derivative Financial Instruments Summary

Derivative financial instruments are recorded on the balance sheet at fair value. The following table summarizes the classification and fair values of the derivative financial instruments as at March 31.

			March 31, 2020		March 31, 2019	
	Unit of measure	Maturing over (months)	Committed purchases (in millions)	Weighted average price	Committed purchases (in millions)	Weighted average price
Foreign exchange derivatives (1)	USD	61	447.8 $	1.30	502 $	1.28
Heavy fuel oil derivatives (2)	barrels	10	0.5	61.36	0.1	37.57
Natural gas derivatives (3)	GJ	47	3.2	1.86	-	-
Coal derivatives (4)	MT	23	0.4	68.95	-	-
Electricity derivatives (5)	MWh	67	6.5	46.68	6.4	48.41
Uranium derivatives (6)	LB	23	0.3 $	31.06	0.5 $	30.27

(1) NB Power hedges exchange risk relating to net forecasted US dollar requirements, by entering into forward contracts to sell Canadian dollars and to acquire US dollars.
(2) NB Power hedges its anticipated exposure to changes in the cost of heavy fuel oil.
(3) NB Power hedges its anticipated exposure to changes in natural gas prices.
(4) NB Power hedges its anticipated exposure to changes in the cost of coal.
(5) NB Power hedges its anticipated exposure relating to changes in electricity prices. This is done through both sale contracts and purchase contracts.
(6) NB Power hedges its anticipated exposure to changes in uranium prices.

(Amounts are expressed in millions of Canadian dollars except where indicated)

27. FINANCIAL INSTRUMENTS (CONTINUED)

Derivatives Reconciliation to Statement of Financial Position

The following table summarizes the position of the derivative financial instruments recorded on the statement of financial position at March 31, 2020. These include

- the fair value of derivative instruments in hedging relationships, and
- the fair value of derivative instruments that do not qualify for hedge accounting.

The derivative financial instruments had a total net asset impact of $(80) million at March 31, 2020. Of the $(80) million, the retained earnings impact is $(5) million and the accumulated other comprehensive income impact is $(75) million.

	Foreign exchange contracts	Electricity contracts	Heavy fuel oil contracts	Coal contracts	Uranium contracts	Total	2019 Total
Current derivative assets	$ 24	$ -	$ -	$ -	$ -	**$ 24**	**$ 14**
Long-term derivative assets	22	-	-	-	-	**22**	**10**
Current derivative liabilities	-	(68)	(20)	(3)	-	**(91)**	**(15)**
Long-term derivative liabilities	-	(28)	-	(6)	(1)	**(35)**	**(8)**
Total assets (liabilities)	$ 46	$ (96)	$ (20)	$ (9)	$ (1)	**$ (80)**	**$ 1**

Financial Instrument Impact on Equity

a. Derivative financial instrument impact on retained earnings

The following table illustrates the impact on retained earnings for derivative instruments that do not qualify for hedge accounting.

	Foreign exchange contracts	Electricity contracts	Heavy fuel oil contracts	Total
Balance, April 1, 2018	$ -	$ (1)	$ -	$ (1)
Current year adjustments	2	(2)	1	1
Balance, March 31, 2019	2	(3)	1	-
Current year adjustments	**3**	**(7)**	**(1)**	**(5)**
Balance, March 31, 2020	**$ 5**	**$ (10)**	**$ -**	**$ (5)**

NEW BRUNSWICK POWER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended March 31, 2020
(Amounts are expressed in millions of Canadian dollars except where indicated)

27. FINANCIAL INSTRUMENTS (CONTINUED)

b. Financial instrument impact on accumulated other comprehensive income

The impact of financial instruments on accumulated other comprehensive income is comprised of

- the fair value of the derivative financial instruments that qualify for hedge accounting,
- the fair value of the nuclear decommissioning and used fuel management funds classified as available for sale,
- the settlement of the interest rate swaps which are amortized over the life of the corresponding debt, and
- the actuarial gains (losses) on defined pension plans.

The following table illustrates the impact of the cash flow hedges on accumulated other comprehensive income.

	Foreign exchange contracts	Natural gas contracts	Electricity contracts	Heavy fuel oil contracts	Coal contracts	Uranium contracts	AOCI - derivative financial instruments
Balance, April 1, 2018	$ (1)	$ (1)	$ (13)	$ (2)	$ (2)	$ (4)	$ (23)
Impact of mark-to-market adjustments	19	1	(3)	3	2	2	24
Balance, March 31, 2019	18	-	(16)	1	-	(2)	1
Impact of mark-to-market adjustments	**23**	**-**	**(70)**	**(21)**	**(9)**	**1**	**(76)**
Balance, March 31, 2020	$ 41	$ -	$ (86)	$ (20)	$ (9)	$ (1)	$ (75)

28. FINANCIAL INSTRUMENT RISK MANAGEMENT

NB Power is exposed to a number of risks arising from its use of financial instruments. NB Power is or may be subject to certain risks including credit risk, liquidity risk, interest rate risk, and currency risk. The Board of Directors has overall responsibility for the establishment and oversight of NB Power's risk management framework. Financial instrument risk management strategies may expose NB Power to further gains or losses, but serve to stabilize future cash flows, reduce the volatility of operating results, and increase overall financial strength. Individual risks and NB Power's approach to managing such risks are discussed as below.

Credit risk

Credit risk is a risk that a financial loss will occur due to a counterparty failing to perform its obligations under the terms of a financial instrument.

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

Managing credit risk

To manage credit risk, NB Power

- conducts a thorough assessment of counterparties prior to granting credit, and
- actively monitors the financial health of its significant counterparties, and the potential exposure to them on an on-going basis.

The following is a summary of the fair value of NB Power's financial instruments that are exposed to credit risk.

Financial assets	**2020 Fair value**	**2019 Fair value**
Cash	**$ 3**	$ 4
Accounts receivable	**279**	305
Nuclear decommissioning and used fuel management funds	**755**	766
Sinking fund receivable	**593**	562
Derivative assets	**46**	24
	$ 1,676	$ 1,661

Cash

The credit risk associated with cash is considered to be low as the funds are deposited with Canadian chartered banks.

Accounts receivable

Accounts receivable are largely a combination of receivables from residential and commercial in-province and out-of-province customers. To reduce credit risk, NB Power monitors outstanding receivables and pursues collection of overdue amounts.

Certain derivative financial instruments contracts require NB Power to provide collateral when the fair value of the obligation is in excess of the credit limit.

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

The following table provides information about the exposure to credit risk and expected credit losses for trade and unbilled revenue from individual customers at March 31, 2020.

	Weighted-average loss rate	Gross carrying amount	Loss allowance
Trade			
Current	0.81%	$ 198	$ 2
31 - 60 days	10.05%	6	-
61 - 90 days	24.46%	3	1
91 - 365 days	25.73%	3	1
Greater than 365 days	-%	1	-
Allowance for doubtful accounts		(5)	-
		206	4
Unbilled revenue	1.01%	65	1
Other receivables		8	-
		$ 279	$ 5

Loss rates are based on actual credit loss past experience and are adjusted to reflect differences between current and historical economic conditions. There are no expected credit losses for out-of-province and transmission receivables as there are no significant write-offs nor is there any expectation of any.

The COVID-19 pandemic and subsequent state of emergency declaration by the Province of New Brunswick resulted in NB Power implementing temporary suspensions to collections activities, application of late payment charges, and disconnections for non-payment. These measures may impact the credit risk of accounts receivables. As a result, NB Power increased the expected credit loss recognized during the year by $1 million. The increase was based on the examination of segmented customer groups with the application of new risk factors associated with the economic condition changes being experienced by the Province.

Allowance for doubtful accounts is reviewed on a regular basis and based on the estimate of outstanding accounts that are at risk of being uncollectable.

28. **FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)**

Credit risk (Continued)

The movement in the allowance for doubtful accounts, in respect of trade receivables and contract assets, during the year is described in the following table.

Reconciliation of allowance for doubtful accounts	2020	2019
Balance at April 1 under IAS 39	$ -	$ 7
Adjustment on initial application of IFRS 9	-	(3)
Balance at April 1 under IFRS 9	**4**	4
Amounts written off	**(3)**	(3)
Net measurement of loss allowance	**5**	4
Bad debts recovery during the year	**(1)**	(1)
Balance at March 31	$ **5**	$ 4

Concentration of credit risk

No significant concentration of credit risk exists within accounts receivable as the receivables are spread across numerous in-province and out-of-province customers. In certain circumstances, NB Power holds deposits or requires letters of credit.

Sinking fund receivable

NB Power pays one per cent of its outstanding debt annually into a sinking fund administered by the Province of New Brunswick. These payments are invested in cash and fixed income securities and managed by the Province of New Brunswick. The amount will be received from the Province when the corresponding debt issues mature.

Concentration of credit risk

There is a high concentration of credit risk at March 31, 2020 in relation to the sinking fund receivable, as the receivable is from one counterparty. Since the counterparty is the Province of New Brunswick, which is the Shareholder of NB Power, the associated credit risk is considered to be low. The Province of New Brunswick bears the credit risk for the investments.

Derivative assets

NB Power only enters into derivative financial instrument transactions with highly credit-worthy counterparties. All of the counterparties with which NB Power has outstanding positions have investment grade credit ratings assigned to them by external rating agencies.

NB Power

- monitors counterparty credit limits on an ongoing basis, and
- requests collateral for exposures that exceed assigned credit limits.

NEW BRUNSWICK POWER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended March 31, 2020
(Amounts are expressed in millions of Canadian dollars except where indicated)

28. **FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)**

Credit risk (Continued)

Concentration of credit risk

There is a concentration of credit risk at March 31,2020 in relation to derivative assets, as the bulk of the derivative asset balance is tied to a small number of counterparties. However, since the majority of the amount is associated with counterparties that are Canadian chartered banks and other reputable financial institutions, the associated credit risk is considered to be low.

Nuclear decommissioning and used fuel management funds

NB Power limits its credit risk associated with the bonds held in the nuclear decommissioning, used fuel management funds and the nuclear fuel waste trust fund. The current portfolio is comprised of investment grade ratings of BBB or above for longer-term securities and R-1 for short-term debt. The following table outlines the allocation of the maximum credit exposure by investment grade ratings.

Maximum credit exposure	AAA	AA	A	BBB	R - 1	Other	Total	2019 Total
Used fuel management fund	$ 3	$ 10	$ 6	$ 4	$ 3	$ 3	$ 29	$ 36
Nuclear decommissioning fund	21	48	24	14	9	3	119	124
Nuclear fuel waste trust	35	79	41	24	1	-	180	168
	$ 59	$ 137	$ 71	$ 42	$ 13	$ 6	$ 328	$ 328

Market risk

Market risk is the risk that NB Power's earnings or financial instrument values will fluctuate due to changes in market prices.

NB Power is exposed to a variety of market price risks such as changes in

- foreign exchange rates,
- interest rates,
- commodity prices,
- private real estate capitalization rates,
- changes in per unit net asset values in private equity funds, and
- changes in valuations in infrastructure funds.

NB Power manages the foreign exchange rates, interest rates, and commodity prices exposures through the use of forwards and other derivative instruments in accordance with Board approved policies. The COVID-19 pandemic has resulted in governments implementing emergency measures to combat the spread of the virus, which include the implementation of travel bans, self-imposed quarantine periods and social distancing. These measures have caused material disruption to businesses resulting in an economic slowdown. The fair values of level 1 and level 2 investments reflect the market conditions at March 31, 2020. For level 3 infrastructure, real estate and private equity investments, the estimated fair values at March 31, 2020 have been adjusted to reflect changes in market rates and prices at that date.

28. **FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)**

Market risk (Continued)

The nuclear decommissioning and used fuel management funds are managed by Vestcor Investment Management Corporation. The funds are invested in NBIMC unit trusts and direct interests in private real estate and infrastructure investments. The nuclear fuel waste trust is invested in NBIMC unit trusts. The NBIMC unit trusts invest in fixed income securities, and domestic and international equities. These are subject to market risk and will fluctuate in value due to changes in market prices. These funds are in place to cover the expected expenditures related to the nuclear decommissioning and used fuel management obligations. The nature of the investments and level of market risk are consistent with the long-term nature of the related liability.

The following table provides a sensitivity analysis which shows the dollar value impact of small changes in various market rates and prices. The amounts shown are derived from outstanding financial instruments that existed at March 31, 2020

	Impact on earnings	Impact on other comprehensive income
Exchange and interest rates		
1% change in CAD/USD exchange rate	$ 3	$ 4
0.25% change in short-term debt rates	2	-
1 % change in investment yields	24	-
Commodity prices		
$5/bbl change in the price of heavy fuel oil	-	3
$1/GJ change in natural gas prices	-	3
$5/metric tonne change in coal prices	-	2
$5/ LB change in Uranium prices	-	2
$5/MWh changes in electricity prices	1	31
Private real estate, infrastructure and private equity investments		
0.25% change in discount rate	4	-
infrastructure valuation range	$ 3	$ -

For private infrastructure investments, the most significant input into the calculation of fair value level 3 investments is the discount rate applied to expected future cash flows. Where such investments are held within managed funds, the discount rate assumptions are not readily available. The table above discloses the impact on earnings based on the difference between the estimated fair value of the funds between the low and high end of possible values.

Liquidity risk

Liquidity risk is a risk that NB Power will have difficulty or be unable to meet its financial obligations associated with financial liabilities.

NEW BRUNSWICK POWER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended March 31, 2020
(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Liquidity risk (Continued)

NB Power forecasts its financing requirements on a consistent basis so that it can plan and arrange for financing to meet financial obligations as they come due. The following table summarizes the contractual maturities of NB Power's financial liabilities at March 31, 2020 and in future years.

				Timing of contractual cash flows			
Financial liability	**Carrying amount**	**Contractual cash flows**	**< 2 months**	**2 - 12 months**	**2022**	**2023 - 2025**	**2026 and thereafter**
Short-term indebtedness	$ 691	$ 691	$ 691	$ -	$ -	$ -	$ -
Accounts payable and accrued liabilities	295	295	295	-	-	-	-
Accrued interest	42	42	14	28	-	-	-
Derivative liabilities	126	126	19	72	17	17	1
Long-term debt	4,825	4,795	-	378	400	592	3,425
Interest on long-term debt	-	3,303	17	165	167	419	2,535
	$ 5,979	$ 9,252	$ 1,036	$ 643	$ 584	$ 1,028	$ 5,961

NB Power believes it has the ability to generate sufficient funding to meet these financial obligations.

29. RELATED PARTY TRANSACTIONS

Related parties to NB Power include

- The Province of New Brunswick as outlined in Note 1.
- New Brunswick Energy Solutions Corporation, a provincial crown corporation.

New Brunswick Energy Solutions Corporation

The Province of New Brunswick was issued 200 voting, fully participating Class A shares of New Brunswick Energy Solutions Corporation and NB Power was issued 100 voting, non-participating Class B shares at a nominal amount. NB Power is not entitled to dividends unless or until there are no Class A shares issued or outstanding. NB Power has no control or significant influence on New Brunswick Energy Solutions Corporation. The investment in New Brunswick Energy Solutions Corporation is recognized as a financial instrument and is recorded at FVTPL, which is not significantly different than its cost of $1, which is recorded in other assets.

Sinking Fund Receivable

At March 31, 2020 NB Power has a sinking fund receivable from the Province of New Brunswick of $593 million as compared to $562 million in 2019 (Note 10).

Debt

NB Power has debt payable to the Province of New Brunswick (Notes 13 and 14).

(Amounts are expressed in millions of Canadian dollars except where indicated)

29. RELATED PARTY TRANSACTIONS (CONTINUED)

Payments to the Province of New Brunswick

During the year NB Power made payments to the Province of New Brunswick for property taxes, utility taxes, and right of way taxes of $47 million, as compared to $45 million in 2019 (Note 24).

Key Management and Board Compensation

The compensation paid or payable to key management (defined as executive officers) and the Board of Directors is shown below.

	2020	2019
Salaries and short-term employee benefits	**$ 5**	$ 5
Post-employment expense	**2**	1
	$ 7	$ 6

30. COMMITMENTS, CONTINGENCIES AND GUARANTEES

This details the commitments, contingencies and guarantees in place at NB Power.

	2021	2022	2023	2024	2025	2026 and thereafter
Fuel contracts	$ 57	$ 64	$ 116	$ 116	$ 116	$ 1,515
Committed capital	89	11	10	9	-	-
Operating leases	1	1	-	-	-	-
Other commitments	10	6	5	-	-	-
	$ 157	$ 82	$ 131	$ 125	$ 116	$ 1,515

(Amounts are expressed in millions of Canadian dollars except where indicated)

30. COMMITMENTS, CONTINGENCIES AND GUARANTEES (CONTINUED)

Power purchase agreements

NB Power has entered into power purchase arrangements to purchase electricity at predetermined rates. These arrangements are assessed as to whether they contain leases that convey the right to NB Power to use the projects' property, plant and equipment in return for future payments. Such arrangements are classified as either finance or operating leases. As NB Power's arrangements do not transfer substantially all of the benefits and risks of ownership of the property to NB Power, all such power purchase arrangements are accounted for as operating leases. They are described below.

Initial duration of agreement	End date	Amount of energy	Agreement to purchase
2 years	2021	90 MW	90 MW of the total 99 MW of electrical energy of a wind generation facility
3 years	2020	42 MW	all the electrical energy of a wind generation facility
20 years	2024	90 MW	all the capacity and electrical energy produced by a co-generation facility
30 years	2027	38.5 MW	all the capacity and electrical energy from a co-generation facility
20 years	2029	48 MW	all the electrical energy of a wind generation facility
20 years	2029	51 MW	all the electrical energy of a wind generation facility
20 years	2032	8.8 MW	all of the capacity, energy, and environmental attributes generated by the generating stations
25 years	2033	96 MW	all the electrical energy of a wind generation facility
25 years	2034	45 MW	all the electrical energy of a wind generation facility
25 years	2035	54 MW	all the electrical energy of a wind generation facility
25 years	2035	17 MW	all the electrical energy of a wind generation facility
25 years	2044	18 MW	all the electrical energy of a wind generation facility

NB Power has entered into four power purchase agreements related to generation facilities, one of which has completed the construction phase and is fully operational. NB Power will commence purchasing the electricity from the power purchase agreements on completion of the construction phase of the other three facilities.

Expected completion	Duration of agreement	End date	Amount of energy	Agreement to purchase
September 1, 2020	30 years	2049	20 MW	all the electrical energy of a wind generation facility
December 31, 2020	30 years	2050	20 MW	all the electrical energy of a wind generation facility
December 31, 2020	30 years	2050	20 MW	all the electrical energy of a wind generation facility

Energy Sales and Transmission Rights Assignment Agreement

NB Power entered into an energy sales and transmission rights assignment agreement which expires in November 2025. NB Power is committed to purchase 1.5 million MWh a year at the market price at the time of the purchase.

30. **COMMITMENTS, CONTINGENCIES AND GUARANTEES (CONTINUED)**

Gypsum Contract

NB Power entered into a 21.5 year contract expiring in 2026 to supply specified quantities of synthetic gypsum to a third party. In the event of a production shortfall, NB Power must compensate the third party for any shortfall. The compensation paid, if required, is based on the contracted quantity of gypsum at fixed price. The fixed price is escalated each year by the Consumer Price Index.

Large Industrial Renewable Energy Purchases Program

NB Power purchases electricity from renewable sources, such as biomass and river hydro, from qualifying large industrial customers who have renewable electricity generating facilities located in New Brunswick.

The program is included in the Electricity Act under the renewable portfolio standard regulation. There are four program agreements in place. From April 1, 2019 to March 31, 2020, 479 GWh of qualified renewable energy was purchased under the program.

The Large Industrial Renewable Energy Purchase Program allows NB Power to purchase renewable energy generated by its largest customers at a set rate. This renewable energy will count towards meeting the Province of New Brunswick's renewable energy targets.

Legal proceedings

NB Power may, from time-to-time, be involved in legal proceedings, claims and litigations that arise in the ordinary course of business. NB Power believes these would not reasonably be expected to have a material adverse effect on the financial condition of NB Power.

COVID-19

NB Power will continue to monitor the impact of the COVID-19 pandemic on supply chains, markets, counterparties, and customers, and any related impacts on the recoverability of assets or settlements of liabilities that could materially impact the corporation. At this time, it is not possible to predict the ultimate impact of these factors, however, pertinent information available at the time of financial statement preparation was used to estimate impacts where possible and appropriate.



STATISTICAL
OVERVIEW

STATEMENT OF GENERATION[1]

(millions of kWh)

	2019/20	2018/19	2017/18	2016/17	2015/16
Hydro	2,700	2,292	2,541	2,848	2,920
Thermal	3,118	4,001	3,620	3,992	2,844
Nuclear	5,404	5,220	5,531	4,860	4,869
Combustion turbine	14	3	6	2	3
Purchases	8,417	6,683	6,511	6,206	8,595
Gross generation and purchases	19,653	18,199	18,209	17,908	19,231
Station service	627	664	664	658	638
Net generation and purchases	19,026	17,535	17,545	17,250	18,593
Losses - transformer and transmission	588	611	532	518	648
Total energy available for distribution	18,438	16,904	17,013	16,732	17,945

STATEMENT OF SALES

(millions of kWh)

	2019/20	2018/19	2017/18	2016/17	2015/16
Wholesale	1,219	1,262	1,215	1,225	1,224
Industrial	4,285	4,125	4,479	4,315	4,515
General service	2,313	2,371	2,332	2,320	2,295
Residential	5,236	5,384	5,100	5,134	5,008
Streetlights	44	44	44	45	48
Total in-province sales	13,097	13,186	13,170	13,039	13,090
Interconnections	5,049	3,373	3,491	3,360	4,533
Total sales	18,146	16,559	16,661	16,399	17,623
Distribution losses	292	345	352	333	322
Total energy distributed and sold	18,438	16,904	17,013	16,732	17,945

[1] Certain comparative figures have been reclassified to conform to the current year's presentation

STATEMENT OF REVENUE[1]

(in millions)

	2019/20	2018/19	2017/18	2016/17	2015/16
Wholesale	$ 116	$ 119	$ 113	$ 112	$ 109
Industrial	312	302	333	315	322
General service	297	299	292	289	280
Residential	669	671	638	628	601
Streetlights	26	25	26	25	24
Total in-province sales of electricity	1,420	1,416	1,402	1,369	1,336
Interconnections	428	293	265	251	370
Sales of electricity	1,848	1,709	1,667	1,620	1,706
Miscellaneous	76	87	84	76	85
Total revenue	$ 1,924	$ 1,796	$ 1,751	$ 1,696	$ 1,791

STATEMENT OF IN-PROVINCE GENERATION[1]

(millions of kWh)

	2019/20	2018/19	2017/18	2016/17	2015/16
Hydro	2,501	2,184	2,318	2,685	2,738
Coal and petroleum coke	1,774	2,855	2,517	2,753	1,759
Natural gas	286				
Heavy fuel oil and diesel	44	234	286	266	206
Nuclear	4,814	4,636	4,922	4,315	4,286
Purchases	4,454	4,211	3,948	3,780	4,963
Net generation and purchases	13,873	14,120	13,991	13,799	13,952
Losses - transformer and transmission	588	631	532	518	648
Total energy available for distribution	13,285	13,489	13,459	13,281	13,304

OPERATING STATISTICS

	2019/20	2018/19	2017/18	2016/17	2015/16
Transmission lines - km	6,905	6,905	6,900	6,865	6,830
Distribution lines - km	21,358	21,274	21,215	21,121	21,050
Residential customers	331,135	328,968	327,281	325,329	323,530
Industrial customers	1,805	1,776	1,747	1,745	1,729
General service customers	26,787	26,629	26,377	26,025	25,676
Non-metered customers	2,786	2,842	2,833	2,819	2,878
Direct customers	362,513	360,215	358,238	355,918	353,813
Indirect customers	47,381	45,251	45,230	45,248	45,242
Total customers	409,894	405,466	403,468	401,166	399,055
Positions - regular	2,569	2,529	2,497	2,462	2,403
Positions - temporary	109	83	85	81	65
Total positions	2,678	2,612	2,582	2,543	2,468

[1] Certain comparative figures have been reclassified to conform to the current year's presentation

STATEMENT OF EARNINGS SUMMARY[1]

(in millions)

	2019/20	2018/19	2017/18	2016/17	2015/16
Sales of electricity - In-province	$ 1,420	$ 1,416	$ 1,402	$ 1,369	$ 1,336
Sales of electricity - Out-of-province	428	293	265	251	370
Miscellaneous revenue	76	87	84	76	85
Fuel and purchased power	(777)	(761)	(727)	(702)	(830)
Operations, maintenance and administration	(529)	(493)	(474)	(483)	(450)
Depreciation and amortization	(318)	(271)	(253)	(233)	(226)
Taxes	(47)	(45)	(44)	(43)	(41)
Finance costs	(299)	(287)	(264)	(280)	(285)
Sinking funds and other investment income	46	37	17	34	67
Mark-to-market of fair value through profit and loss investments	(4)	54	30	50	(1)
Net changes in regulatory balances	(12)	(10)	(13)	(12)	(13)
Net (loss) earnings	$ (16)	$ 20	$ 23	$ 27	$ 12

STATEMENT OF FINANCIAL POSITION SUMMARY MARCH 31[1]

(in millions)

Assets

	2019/20	2018/19	2017/18	2016/17	2015/16
Current assets	$ 546	$ 555	$ 434	$ 444	$ 469
Property, plant and equipment	4,679	4,495	4,337	4,280	4,237
Other non-current assets	1,420	1,393	1,275	1,235	1,189
Total assets	6,645	6,443	6,046	5,959	5,895
Regulatory balances	872	884	894	1,009	1,021
Total assets and regulatory balances	$ 7,517	$ 7,327	$ 6,940	$ 6,968	$ 6,916

Liabilities And Shareholder's Equity

	2019/20	2018/19	2017/18	2016/17	2015/16
Current liabilities	$ 1,500	$ 1,702	$ 1,608	$ 1,708	$ 1,646
Long-term debt	4,447	4,159	3,997	4,007	4,124
Other non-current liabilities	1,279	1,089	997	933	939
Shareholder's equity	291	377	338	320	207
Total liabilities and shareholder's equity	$ 7,517	$ 7,327	$ 6,940	$ 6,968	$ 6,916

[1] Certain comparative figures have been reclassified to conform to the current year's presentation

CASH FLOW SUMMARY[1,2]

(in millions)

	2019/20	2018/19	2017/18	2016/17	2015/16
Cash receipts from customers	$ 1,953	$ 1,737	$ 1,769	$ 1,692	n/a
Cash paid to suppliers and employees	(1,337)	(1,324)	(1,229)	(1,187)	n/a
Interest paid and other	(245)	(234)	(234)	(251)	(261)
Cash flow from operations	n/a	n/a	n/a	n/a	477
Net change in non-cash working capital balances	n/a	n/a	n/a	n/a	(33)
Operating activities	371	179	306	254	183
Investing activities	(367)	(375)	(192)	(262)	(204)
Financing activities	(5)	194	(109)	7	20
Net cash (outflow) inflow	(1)	(2)	5	(1)	(1)
Cash					
Beginning of year	4	6	1	2	3
End of year	$ 3	$ 4	$ 6	$ 1	$ 2

FINANCE COSTS AND INVESTMENT INCOME

(in millions)

	2019/20	2018/19	2017/18	2016/17	2015/16
Interest on long-term and short-term debt	$ 211	$ 208	$ 206	$ 207	$ 212
Accretion	40	37	35	33	36
Debt portfolio management fee	32	31	32	32	32
Foreign exchange losses (gains)	20	13	(9)	7	10
Interest on post-employment benefits	4	5	4	5	3
Interest capitalized during construction	(8)	(7)	(6)	(4)	(5)
Amortization of premiums and discounts	-	-	2	-	(3)
Finance costs	299	287	264	280	285
Sinking funds, and other investments income	(46)	(37)	(17)	(34)	(67)
Mark-to-market of fair value through profit and loss investments	4	(54)	(30)	(50)	1
Finance costs and investment income	$ 257	$ 196	$ 217	$ 196	$ 219

[1] Certain comparative figures have been reclassified to conform to the current year's presentation
[2] Beginning with fiscal year 2016/17 NB Power transitioned from the indirect cash flow method to the direct cashflow method. Operating activities have been restated in 2016/17 to conform with the new presentation. The years 2014/15 and 2015/16 are presented based on the indirect cash flow method.

FINANCIAL RATIOS[1]

	2019/20	2018/19	2017/18	2016/17	2015/16
Gross margin	58%	55%	56%	57%	51%
Operating cash flow / total debt	8%	4%	6%	5%	4%
Per cent of debt in capital structure[2]	94%	93%	93%	94%	96%
Interest coverage ratio[3]	1.04	0.95	1.05	0.98	1.02

OTHER STATISTICS

	2019/20	2018/19	2017/18	2016/17	2015/16
Rate increase	2.5%	0.9%	1.8%	1.6%	1.6%
CPI (New Brunswick)	1.7%	2.1%	2.3%	2.2%	0.5%
GDP increases (New Brunswick)[4]	0.8%	0.8%	2.2%	0.8%	0.7%
Capital expenditures (millions)[5]	$ 361	$ 373	$ 177	$ 279	$ 231
Change in total debt (millions)	$ (20)	$ 173	$ (133)	$ (13)	$ (2)
Per cent breakdown of long-term debt					
Canadian dollar	92.8%	92.8%	92.7%	92.5%	92.8%
US dollar	7.2%	7.2%	7.3%	7.5%	7.2%
Weighted average coupon interest rate	4.1%	4.2%	4.2%	4.4%	4.4%
Canadian Dollar - March 31	0.705	0.748	0.776	0.752	0.771

CAPITAL MANAGEMENT

	2019/20	2018/19	2017/18	2016/17	2015/16
Long-term debt	$ 4,825	$ 4,609	$ 4,407	$ 4,427	$ 4,524
Short-term debt	691	897	871	977	855
Total debt	5,516	5,506	5,278	5,404	5,379
Sinking fund receivable	(593)	(562)	(505)	(503)	(464)
Cash	(3)	(4)	(6)	(1)	(2)
Total net debt	4,920	4,940	4,767	4,900	4,913
Retained earnings	473	$490	$470	$447	$420
Accumulated other comprehensive (loss)	(182)	(113)	(132)	(127)	(213)
Total capital	5,211	5,317	5,105	5,220	5,120
Total capital excluding AOCI	$ 5,393	$ 5,430	$ 5,237	$ 5,347	$ 5,333
Percentage of net debt in capital structure	94%	93%	93%	94%	96%
Percentage of net debt in capital structure (excluding AOCI)	91%	91%	91%	92%	92%

[1] Certain comparative figures have been reclassified to conform to the current year's presentation
[2] Debt ratio = debt / (debt + equity), where debt = (long-term debt + short-term indebtedness - sinking funds receivable - cash)
[3] Interest coverage ratio = operating earnings / interest expense
[4] The Provincial Government restated its GDP growth rates for the past years
[5] Capital expenditures include cash paid on business combination and are net of proceeds on disposal



This annual report is also available
in French and on our website
www.nbpower.com

Ce rapport est également publié
en français sur notre site Web
www.energie.com

New Brunswick Power
Corporation
P.O. Box 2000
515 King Street Fredericton, NB
E3B 4X1

NEW BRUNSWICK
POWER CORPORATION



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